Exhibit A

2002 Annual Information Form

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL INFORMATION FORM	1
GLOSSARY OF TECHNICAL TERMS	2
GENERAL GLOSSARY	5
CORPORATE STRUCTURE	10
GENERAL DEVELOPMENT OF THE BUSINESS	10
DESCRIPTION OF THE BUSINESS AS CONSTITUTED ON DECEMBER 31, 2002	12
OTHER INFORMATION REGARDING FORDING	19
RISKS AND OTHER TRENDS	28
SUBSEQUENT EVENTS — THE ARRANGEMENT	30
SELECTED CONSOLIDATED FINANCIAL INFORMATION	50
DISTRIBUTION POLICIES	50
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	51
MARKETS FOR SECURITIES	51
BIOGRAPHIES OF TRUSTEES, DIRECTORS AND OFFICERS	51
ADDITIONAL INFORMATION	56
APPENDIX A DEFINITIONS FOR RESERVES AND RESOURCES	A-1
APPENDIX B GENERAL DESCRIPTION OF DECLARATION OF TRUST	B-1

INFORMATION ABOUT THE ANNUAL INFORMATION FORM

Information Regarding Old Fording and the Trust

On February 28, 2003 Fording Inc., as it was then constituted (“Old Fording”), Teck Cominco Limited (“Teck”), Westshore Terminals Income Fund (“Westshore”), Sherritt Coal Partnership II (“SCPII”), the two partners of which are wholly-owned subsidiaries of each of Ontario Teachers’ Pension Plan Board (“OTPP”) and Sherritt International Corporation (“Sherritt”), and CONSOL of Canada Inc. (“CONSOL”), completed a multistep transaction which proceeded by way of a plan of arrangement (the “Arrangement”).

Pursuant to the Arrangement, the business of Old Fording was reorganized under an income trust called the Fording Canadian Coal Trust (the “Trust”) and the Fording Coal Partnership, which subsequently changed its name to Elk Valley Coal Partnership (the “Partnership”), was created. The Partnership is a general partnership, the partners of which are a subsidiary of the Trust (as to 65%), and Teck and its affiliates (as to 35%). As part of the Arrangement, Luscar Energy Partnership (the partners of which are affiliates of each of Sherritt and OTPP) and CONSOL contributed indirectly to the Partnership their respective interests in the Line Creek mine, the Luscar mine and the undeveloped Cheviot deposit as well as their collective 46.4% interest in Neptune Bulk Terminals (Canada) Ltd. Old Fording contributed to the Partnership its metallurgical coal business comprised substantially of the Fording River mine, the Coal Mountain mine and its interest in the Greenhills mine, and Teck contributed to the Partnership its North American metallurgical coal business comprised substantially of the Elkview mine.

In addition, and as part of the transaction, Old Fording sold its thermal coal business to SCPII, and each of Teck, Westshore, Sherritt and OTPP subscribed for units of the Trust.

Under the Arrangement, shareholders of Old Fording could elect to receive cash, units of the Trust (“Units”) or a combination of cash and Units in exchange for their common shares of Old Fording. The Trust is the successor issuer to Old Fording following the completion of the Arrangement. The Trust expressly adopts as its own the Annual Information Form of Old Fording dated May 16, 2002. This Renewal Annual Information Form is being distributed by the Trust to Unitholders in its capacity as successor issuer to Old Fording.

The disclosure provided in this annual information form describes the business of both Old Fording as at December 31, 2002 (in accordance with applicable Canadian securities laws) as well as the Arrangement and the business of the Trust resulting from the completion of such transaction. Specifically, the disclosure provided under the headings “Corporate Structure”, “General Development of the Business”, “Description of the Business as Constituted on December 31, 2002”, “Other Information Regarding Fording”, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relates, unless otherwise indicated, to the business and operations of Old Fording as at December 31, 2002.

The disclosure provided under the heading “Subsequent Events — The Arrangement” describes the Arrangement and its effect on the business and operations of the Trust, New Fording and the Partnership and their respective subsidiaries (collectively, the “Fording Group”). The disclosure provided under the heading “Risks and Other Trends” relates to both Old Fording and the Trust. The disclosure provided under the headings “Distribution Policies” and “Markets for Securities” relates to the Trust as the successor issuer to Old Fording. The disclosure provided under the heading “Biographies of Trustees, Directors and Officers” relates to the Fording Group.

Each of Teck, OTPP and Sherritt have provided or have caused to be provided information contained in this Annual Information Form and have represented the accuracy of such information. Fording assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Teck OTPP, Sherritt or Luscar Ltd. to disclose facts or events which may affect the accuracy of any such information.

Forward-Looking Information

This annual information form contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Unitholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. These factors include, but are not limited to: changes in commodity prices; changes in steel making methods and other technological changes; the strength of various economies; changes in the manner in which use of the Fording Group’s products are regulated; the Trust’s distribution entitlement in the Partnership; the effectiveness of the managing partner of the Partnership in managing its affairs; the effects of competition and pricing pressures; the oversupply of, or lack of demand for, the Fording Group’s products; currency and interest rate fluctuations; various events which could disrupt operations, including labour stoppages and severe weather conditions; and the Fording Group’s ability to anticipate and manage the foregoing factors and risks.

The list of factors set forth above is not exhaustive and the Trust undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other factors which affect this information, except as required by law.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

Conversion Table

The following are standard conversions for measurements that may be given in Imperial measure or metric units:

To Convert To	From	Multiply By

Cubic Yards	Cubic metres	1.308
Feet	Metres	3.281
Miles	Kilometres	0.621
Acres	Hectares	2.471
Pounds	Kilograms	2.205
Short Tons	Tonnes	1.102
Long tons	Tonnes	0.984
BTU/lb	kJ/kg	0.430

Currency

Unless otherwise noted, all references in this document to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars.

GLOSSARY OF TECHNICAL TERMS

“BCM” means bank cubic metre, which represents one cubic metre of material measured prior to disturbance.

“BTU” means a measure of energy required to raise the temperature of one pound of water one degree Fahrenheit.

“BTU/lb” means BTUs per pound, an imperial unit of measure used to describe the amount of heat released on combustion of one pound of material, such as coal, under specific conditions.

“calorific value” represents the heat energy released on combustion of a unit quantity of fuel under specific conditions.

“coal year” means the twelve month period commencing on April 1st and ending on March 31st of the following year.

“coke” means the substance formed when coking coal is heated in a coking oven to a very high temperature in the absence of air.

“dragline” means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used in the open pit mining process.

“fee simple” means the most absolute and unqualified interest that can be held in land and indicates that the owner is free to hold the land in perpetuity and transfer it without hindrance.

“freehold lease” means an interest in land granted by an entity which owns the land in fee simple.

“ISO” means the International Organization for Standardization, a worldwide federation of national standards bodies.

“kJ/kg” means kilojoules per kilogram, a metric unit of measure used to describe the amount of heat released on combustion of one kilogram of combustible material, such as coal, under specific conditions.

“metallurgical coal” means the various grades of coal suitable for making steel, such as coking coal, which is used to make coke, and PCI coal, which is used in the steelmaking process for its calorific value.

“mine mouth operation” means an operation whereby coal from a mine is directly supplied to an adjacent power plant.

“overburden” means materials that overlie a mineral deposit.

“PCI” means coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. However, since such grades are utilized by the metallurgical industry, they are considered to be a metallurgical coal. PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

“pit” means an open excavation from which the raw mineral being mined is extracted.

“preparation plant” means a facility for crushing, sizing and washing coal to prepare it for sale.

“raw coal” means coal that has been removed or exposed for removal from the mine, but that has not been processed in a preparation plant.

“seaborne metallurgical coal” means metallurgical coal that is exported by ocean going ships from the producing country to the consuming country.

“shovel” means a large electric or diesel powered machine used in the open pit mining process to remove and load overburden or coal.

“strip ratio” means the ratio of the volume of overburden moved to the tonnage of coal produced, measured in terms of BCM of overburden per tonne of coal produced. A lower strip ratio is an operational advantage because less overburden has to be removed in order to expose the raw coal.

“thermal coal” means coal that is used primarily for its heating value. Thermal coal tends not to have the carbonization properties possessed by metallurgical coals. Most thermal coal is used to produce electricity in thermal power plants.

“tonne” means a metric tonne, which is approximately 2,205 pounds, as compared to a “short” ton or “net” ton, which is 2,000 pounds, or a “long” ton or “British” ton, which is 2,240 pounds. Unless expressly stated otherwise, the metric tonne is the unit of measure used in this document.

“tonnes of coal” means, unless expressly stated otherwise, (i) in respect of metallurgical coal, tonnes of clean coal (coal that has been processed in a preparation plant); and (ii) in respect of thermal coal, tonnes of raw coal.

“tripoli” is a naturally occurring microcrystalline form of silica used in a variety of industrial applications.

“truck and shovel mining” is an open pit mining method that utilizes shovels to remove overburden from above the coal seam. The coal is then loaded with shovels or loaders and hauled out of the pit in large trucks.

“wollastonite” is a naturally occurring calcium silicate used in a variety of industrial applications.

GENERAL GLOSSARY

“Arrangement” means the transaction involving Fording, Teck, Westshore, Sherritt, OTPP and CONSOL, and certain of their affiliates, that was first announced on January 13, 2003 and that proceeded by way of a plan of arrangement under the CBCA pursuant to which, among other things, the business of Fording was reorganized under an income trust (being the Trust) and the Partnership was formed. The Arrangement became effective on February 28, 2003.

“CBCA” means the Canada Business Corporations Act.

“Combination Agreement” means the combination agreement among Fording, Teck, Westshore, OTPP and Sherritt dated January 12, 2003 pursuant to which the parties agreed to consummate the Arrangement.

“Common Shares” means common shares in the capital of Old Fording.

“CONSOL” means CONSOL of Canada Inc. and/or CONSOL Energy Canada Ltd., as the context requires.

“Declaration of Trust” means the declaration of trust dated February 26, 2003 by which the Trust was created. See Appendix B of this annual information form for a general description of certain of the terms of the Declaration of Trust.

“Distribution Entitlement” means a Partner’s proportional entitlement, expressed as a percentage, to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership.

“Effective Date” means February 28, 2003, the date on which the Arrangement became effective.

“Fording” means Old Fording in respect of the period of time preceding the effective time of the Arrangement, and the Trust in respect of the period commencing at the time the Arrangement became effective, unless the context otherwise requires.

“Fording Contributed Assets” means the businesses that Fording contributed to the Partnership pursuant to the Arrangement, comprised substantially of its Mountain Operations and the Luscar Contributed Assets, but excluding the Fording Excluded Assets.

“Fording Excluded Assets” means the Industrial Minerals Operations, the Fording Royalty, indebtedness under Old Fording’s bank credit facilities (other than its foreign exchange forward contracts) and Old Fording’s rights and obligations in connection with its interests in the Esquimault and Nanaimo railway lands, including a former mining operation located at Mount Washington on Vancouver Island.

“Fording Group” means the Trust, New Fording and its subsidiaries, and the Partnership and its subsidiaries, and where the context requires, their predecessors.

“Fording Royalty” means a right, retained by New Fording in connection with the sale of the Prairie Operations, in respect of the lands forming part of the Prairie Operations to receive a royalty (to be determined by good faith negotiations or, failing that, arbitration) in respect of (i) a property on which production has not commenced at or prior to February 28, 2003 (and that as of that date is not dedicated to any of the generating stations to which coal is supplied from the Prairie Operations) where, after February 28, 2003, either mining or other production is commenced on the property or it becomes part of the properties designated for any power generating station or other project; (ii) a property producing a mineral other than coal at or prior to February 28, 2003, on production in any year that exceeds the adjusted average annual amount of that mineral produced from that property over the period 1998-2002; and (iii) a property producing coal at February 28, 2003, on all coal production attributable to the net increase in the generating capacity of the related power generating station, where that generating capacity increases by more than 10% over and above the capacity as of February 28, 2003, excluding for this purpose coal from the Genesee mine permit area (as at February 28, 2003) utilized in the planned 2005 expansion of the Genesee generating facility. In each case the Fording Royalty in respect of any property is not to exceed 5% of gross revenues.

“Independent Director” means a director of New Fording who:

(a)	is not an insider (as such term is defined under applicable securities laws) of any of the Principal Unitholders or their respective affiliates and, with respect to a director nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the director was a director or trustee of each of the Principal Unitholders; and

(c)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of New Fording.

“Independent Trustee” means a Trustee who:

(a)	is not an insider (as such term is defined under applicable securities laws) of any of the Principal Unitholders or their respective affiliates and, with respect to a Trustee nominated by Sherritt and OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of each of the Principal Unitholders, if the Trustee was a director or trustee of each of the Principal Unitholders; and

(c)	would qualify as an “unrelated director” (as defined in the TSX Guidelines) of the Trust.

“Industrial Minerals Operations” means, collectively, those subsidiaries of Fording engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri.

“Information Circular” means Old Fording’s Notice of Special Meeting, Notice of Petition and Information Circular dated November 20, 2002, as supplemented and amended.

“Luscar” means Luscar Ltd., a corporation existing under the laws of Alberta and a wholly-owned subsidiary of the Luscar Partnership.

“Luscar/CONSOL Joint Ventures” means the joint ventures in which Luscar and CONSOL are equal participants formed for the purpose of mining and preparing coal from the Luscar mine, the undeveloped Cheviot project and the Line Creek mine.

“Luscar Contributed Assets” means the assets of the Luscar/CONSOL Joint Ventures purchased by New Fording pursuant to the Arrangement and contributed to the Partnership. These assets consisted primarily of the Line Creek mine, the undeveloped Cheviot project, the Luscar mine and a 46.4% interest in Neptune.

“Luscar Partnership” means the Luscar Energy Partnership, a general partnership owned indirectly by Sherritt and OTPP as to 50% each.

“Luscar Royalty” means a royalty interest (retained by Luscar and CONSOL, each as to a 50% share, in connection with the sale of the Luscar Contributed Assets), of 5% of specified net revenues in respect of any coal mined and produced at any time after February 28, 2003 from the Cheviot, Folding Mountain, Cadomin East and Luscar North properties, as well as any other reserves at the Luscar mine that are not part of the A-6 pit at the Luscar mine.

“Mountain Operations” means the metallurgical mining operations undertaken at the Fording River mine, the Coal Mountain mine and the Greenhills mine in southeastern British Columbia.

“National Instrument” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

“Neptune” means Neptune Bulk Terminals (Canada) Ltd., a corporation existing under the laws of British Columbia.

“Neptune Terminals” means the terminals operated by Neptune located in Port of Vancouver’s inner harbour.

“New Fording” means Fording Inc., the successor, by winding up, to Old FCL and Old Fording. New Fording was originally named 4123212 Canada Ltd. following its continuance under the CBCA but changed its name to “Fording Inc.” as part of the Arrangement.

“New Fording Common Shares” means the common shares in the capital of New Fording.

“New Fording Preferred Shares” means the preferred shares in the capital of New Fording.

“New Fording Subordinated Notes” means the unsecured, subordinated notes of New Fording.

“Non-Resident” means a person who is not a resident or deemed not to be a resident of Canada for the purposes of the Income Tax Act (Canada).

“NYSE” means the New York Stock Exchange Inc.

“Old FCL” means Fording Coal Limited, a corporation existing under the laws of Canada. Old FCL was the principal operating subsidiary of Old Fording prior to the effective date of the Arrangement. Pursuant to the Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd. which then changed its name to “Fording Inc.”

“Old Fording” means Fording Inc. as it was constituted prior to the effective date of the Arrangement. Pursuant to the Arrangement, Old FCL and Old Fording were wound up into 4123212 Canada Ltd., which then changed its name to “Fording Inc.” Prior to the completion of the Arrangement, Old Fording was a public company in Canada and the United States and its securities were listed on the TSX and the NYSE. The Trust is the successor issuer to Old Fording.

“OTPP” means Ontario Teachers’ Pension Plan Board, a non-share capital corporation existing under the laws of Ontario.

“Partners” means the partners of the Partnership following completion of the Arrangement, being New Fording, Teck and Teck’s affiliates, QCP and TBCI, and “Partner” means any one of the Partners.

“Partnership” means the Elk Valley Coal Partnership, previously known as the Fording Coal Partnership, a general partnership existing under the laws of Alberta formed in contemplation of the Arrangement.

“Partnership Distributable Cash” in respect of any period means without duplication:

(a)	all cash received by the Partnership in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of Partners; plus

(b)	cash balances on hand at the beginning of the period; less

(c)	all cash payments of any kind made in the period by the Partnership including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt; less

(d)	allocations to a reserve for reasonably anticipated cash requirements that are authorized by a resolution passed by Partners holding, in aggregate, not less than 95% of the outstanding Distribution Entitlements, either at a duly constituted meeting or in writing;

provided that reasonable use will be made of the Partnership’s operating lines for working capital purposes.

“Partnership Sustaining Capital Expenditures” means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Partnership’s business operations.

“Prairie Operations” means the thermal coal business of Old Fording. These operations were substantially comprised of Old Fording’s joint venture interest at Genesee, its contract mining operations at the Whitewood and Highvale mines in Alberta, and its holdings of mineral properties and rights in Alberta, Manitoba and Saskatchewan. Pursuant to the Arrangement, the Prairie Operations were sold to an affiliate of OTPP and Sherritt.

“Principal Unitholders” means Teck, Westshore, Sherritt and OTPP (and their respective affiliates that own Units).

“QCP” means The Quintette Coal Partnership, a general partnership existing under the laws of British Columbia and an affiliate of Teck.

“SCAI” means Sherritt Coal Acquisition Inc., a corporation existing under the laws of Canada and a wholly-owned subsidiary of SCPII.

“SCPII” means Sherritt Coal Partnership II, a general partnership formed under the laws of Ontario, the two partners of which are wholly-owned subsidiaries of each of OTPP and Sherritt.

“SEC Guide 7” means United States Securities and Exchange Commission Guide 7 — Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick.

“TBCI” means Teck-Bullmoose Coal Inc., a corporation existing under laws of British Columbia and a wholly-owned subsidiary of Teck.

“Teck” means Teck Cominco Limited, a corporation existing under the laws of Canada. Teck is the managing partner of the Partnership.

“Teck Contributed Assets” means the assets that Teck contributed to the Partnership as part the Arrangement comprising substantially all of Teck’s North American metallurgical coal business, including the Elkview mine.

“Third Supplement” means the supplement dated January 27, 2003 to the Information Circular. The Third Supplement describes the terms of the Arrangement.

“Trust” means Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of Alberta. The Trust was created in contemplation of the Arrangement and is the successor issuer to Old Fording. The Trust is governed by the terms of the Declaration of Trust.

“Trust Distributable Cash” means in respect of each calendar year,

(a)	the cash received by the Trust from New Fording;

(b)	any other net cash investment income from any other sources, including from the disposition of Trust assets; and

(c)	any net cash remaining from a prior period that has not previously been distributed, less,

(d)	costs, expenses and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and

(e)	any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust.

“Trustees” means trustees of the Trust from time to time.

“TSX” means the Toronto Stock Exchange.

“TSX Guidelines” means the corporate governance guidelines of the TSX, as amended from time to time.

“Unit” means a trust unit of the Trust.

“Unitholder” means a holder of one or more Units.

“Unitholder Rights Plan” means the unitholder rights plan implemented by the Trust on completion of the Arrangement.

“Westshore” means Westshore Terminals Income Fund, an open-ended trust existing under the laws of British Columbia.

CORPORATE STRUCTURE

At December 31, 2002, Old Fording was a corporation existing under the CBCA and its registered office and executive office was located at Suite 1000, 205-9th Avenue SE, Calgary, Alberta T2G 0R4. Old Fording’s business was principally conducted through its wholly-owned subsidiary, Old FCL.

Intercorporate Relationships as at December 31, 2002

The following chart sets forth all material subsidiaries of Old Fording as at December 31, 2002 and indicates their respective jurisdictions of incorporation or continuance and the percentage of voting securities of each subsidiary beneficially owned, or over which control or direction was exercised, by Old Fording. See “Subsequent Events —The Arrangement” for a description of the intercorporate relationships following completion of the Arrangement.

(1)	Fording Inc. (Old Fording) held a single voting share in Minera NYCO S.A. de C.V. in compliance with Mexican corporate law which requires that corporations have at least two shareholders.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-year History

The nature and development of Fording’s business during the three most recently completed financial years is described in “Mountain Operations — The Last Three Years”, “Prairie Operations — The Last Three Years” and “Industrial Minerals Operations — The Last Three Years”.

Significant Acquisitions and Dispositions

Old Fording did not complete any significant acquisitions or dispositions during the 2002 financial year. However, on January 12, 2003 Old Fording entered into the Combination Agreement and on February 28, 2003 the transactions contemplated by the Combination Agreement were completed and the Arrangement became effective. Among other things, the Arrangement resulted in the sale of the Prairie Operations to an affiliate of OTPP and Sherritt, and the contribution of the Mountain Operations and the Luscar Contributed Assets to the Partnership in exchange for, among other things, New Fording’s 65% interest in the Partnership. See “Subsequent Events — The Arrangement”.

Trends and Major Changes

The Arrangement

A series of events took place beginning in the fall of 2002 which ultimately resulted in the Arrangement and thereby had a material effect on Fording’s business.

On October 21, 2002 SCAI announced its intention to make an unsolicited offer to acquire all of the outstanding Common Shares for $29.00 in cash per share (the “First Offer”). On that same day, the board of directors of Old Fording determined that Old Fording would proceed with the reorganization of its business under an income trust and a press release was issued announcing this development. On November 6, 2002 Old Fording issued a directors’ circular recommending rejection of the First Offer. On November 20, 2002 Old Fording released the Information Circular describing the income trust conversion proposal.

On December 4, 2002 Old Fording, Teck and Westshore entered into a combination agreement that contemplated the reorganization of Old Fording’s business under an income trust, the creation of a partnership, the contribution of assets to the partnership by Old Fording and Teck, and the subscriptions of each of Teck and Westshore for units of the proposed trust. This combination proposal was described in a supplement to the Information Circular dated December 8, 2002.

On December 16, 2002 Sherritt and OTPP amended the First Offer to provide for the payment of $35.00 in cash per Common Share (to a maximum of $850 million) or the issuance of one exchange right per Common Share convertible into one unit of a new Sherritt income trust that would own the metallurgical coal assets of both Old Fording and the Luscar/CONSOL Joint Ventures (the “Amended Offer”). On December 22, 2002 Old Fording issued a directors’ circular recommending rejection of the Amended Offer.

On January 6, 2003 SCAI announced its intention to improve the Amended Offer and on January 7, 2003 SCAI filed a notice of variation describing the amended offer (the “Second Amended Offer”). Pursuant to the Second Amended Offer, Old Fording shareholders had the choice of receiving, subject to pro-ration, $35.00 in cash per Common Share to an increased maximum of $965 million, or one exchange right per Common Share convertible into one unit in the proposed Sherritt income trust.

On January 8, 2003 representatives of Old Fording, Teck, Westshore, Sherritt and OTPP commenced discussions which ultimately resulted, on January 12, 2003, in the execution of the Combination Agreement.

Pursuant to the Arrangement, Old Fording shareholders had the option of receiving Units on the basis of one Unit per Common Share, or $35.00 in cash per Common Share to a maximum amount of $1.05 billion, or a combination of cash and Units.

The Arrangement provided for the reorganization of Old Fording’s business under an income trust (being the Trust), the creation of the Partnership and the contribution to the Partnership of the metallurgical coal businesses of Old Fording, Teck and the Luscar/CONSOL Joint Ventures, the sale of the Prairie Operations to an affiliate of Sherritt and OTPP, and the subscription for Units by each of Teck, Westshore, OTPP and Sherritt.

The Arrangement was authorized by Fording shareholders at a special meeting held on February 19, 2003 and the final order of the Court of Queen’s Bench of Alberta was issued on February 20, 2003. The Arrangement became effective on February 28, 2003.

Coal Markets

While price increases were achieved in all of Fording’s metallurgical coal markets for the 2001 and 2002 coal years, protracted negotiations for the 2002 coal year resulted in sales volumes which were 18% lower than in 2001. Pricing for the 2003 coal year has decreased by approximately 3% over the previous year while sales volumes are anticipated to increase over 2002 levels. Looking forward, management believes that supply and demand for metallurgical coal will remain in balance over the near term.

Other than as described above, in “Risks and Other Trends” and in Fording’s other public disclosure documents, management is not aware of any other trends, major changes, events or uncertainties that would have a material effect on Fording’s business, results of operation or financial condition.

DESCRIPTION OF THE BUSINESS AS CONSTITUTED ON DECEMBER 31, 2002

Background

In 2002, Old Fording, through its wholly owned subsidiaries, produced metallurgical and thermal coal as well as wollastonite, tripoli and other industrial minerals at locations throughout North America. Old Fording sold metallurgical coal and industrial minerals to various customers throughout the world. Substantially all of the thermal coal was produced under contract for mine mouth power plants although a small amount of thermal coal was exported to customers in Asia.

In 2002, Old Fording had three operating segments: the Mountain Operations; the Prairie Operations; and the Industrial Minerals Operations. The Mountain Operations mined and processed primarily metallurgical coal, principally for export, from three mines, Fording River, Greenhills and Coal Mountain, all of which are located in the Elk Valley region of southeastern British Columbia. In 2002, the Mountain Operations accounted for approximately 87% of Old Fording’s operating revenue. The Prairie Operations primarily mined thermal coal for mine mouth power plants from two mines at Genesee and Whitewood, both of which are located in central Alberta. The Prairie Operations also collected royalties from third party mining of its mineral properties at locations throughout the Prairie provinces. In 2002, the Prairie Operations accounted for approximately 8% of Old Fording’s operating revenue. The Industrial Minerals Operations mined and processed wollastonite and other industrial minerals from two operations in the United States, NYCO Minerals, Inc. (“Willsboro”) and American Tripoli, Inc. (“Seneca”), and one operation in Mexico, Minera NYCO S.A. de C.V (“Pilares”). In 2002, the Industrial Minerals Operations accounted for approximately 5% of Old Fording’s operating revenue. Pursuant to the Arrangement, the Mountain Operations were contributed to the Partnership and the Prairie Operations were sold to an affiliate of OTPP and Sherritt. The Trust continues to hold a 100% indirect interest in the Industrial Minerals Operations.

Mountain Operations

Overview

The Mountain Operations consist of open pit mines designed to operate 24 hours per day, seven days per week. However, the operating schedule can be varied depending on market conditions. The mines comprising the Mountain Operations are serviced by two-lane all weather roads.

The Mountain Operations sold 12.3 million tonnes of coal in 2002, 15.0 million tonnes in 2001 and 15.1 million tonnes in 2000. Sales from the Mountain Operations accounted for approximately 87% of Old Fording’s total operating revenues in 2002, approximately 87% in 2001 and approximately 84% in 2000.

The following map shows the location of the three mines which comprised the Mountain Operations as at December 31, 2002:

Principal Markets

The primary product of the Mountain Operations is metallurgical coal. Metallurgical coal is used primarily for making steel in integrated steel mills. Steel making is a global industry with integrated steel mills throughout North America, South America, Europe, Africa and Asia.

Geological Setting and Mineralization

The coal and rock strata found in the Mountain Operations slope downward from opposite directions to meet at a common point called a syncline. This syncline structure is folded and faulted. The coal deposits of this region occur in the Upper Jurassic to Lower Cretaceous periods. The deposits consist of medium to high volatile bituminous coal that is primarily of metallurgical quality, with minor amounts of thermal quality coal along the seam outcrops. Coal seams vary in thicknesses up to 12 metres and are interbedded with sandstones, shales, and siltstones.

The East Kootenay coal fields in the Elk Valley region of southeastern British Columbia have supported coal mining for decades. The Mountain Operations have extensive proven reserves capable of supporting continued operation for many years — see “Fording River”, “Greenhills” and “Coal Mountain”; also see “Other Information Regarding Fording — Reserves and Resources”.

Mining and Processing

The Mountain Operations employ conventional open pit mining techniques using truck and shovel and dragline methods. Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit. Once the overburden is removed, the coal is loaded onto trucks for transport to the plant. The coal preparation plants employ rotary breakers, which break the coal to a predetermined size and remove rock. The coal is then washed using a variety of techniques and conveyed to coal fired dryers for drying.

Coal Transportation

Processed coal is conveyed to clean coal silos for storage and loadout to railcars. The loadout facility is set up to load and weigh unit trains (each train carrying up to 13,000 tonnes). A spray system coats the top of each railcar with a dust inhibitor to minimize the escape of coal dust during transportation. The majority of the processed coal is transported by rail to the Westshore Terminal at Robert’s Bank near Vancouver for shipment to customers outside of North America. Deliveries to customers in North America are made primarily by rail directly from the loadout facility.

Rail service at the Mountain Operations is provided by the Canadian Pacific Railway pursuant to an evergreen agreement that requires three years advance notice by either party to terminate. Prices are adjusted periodically under certain conditions tied to competitive rail rates and coal prices.

Westshore Terminals Ltd. provides ship-loading services at Robert’s Bank for approximately 90% of Fording’s metallurgical coal pursuant to a long-term contract expiring on February 29, 2012. See “Subsequent Events — The Arrangement”.

The Last Three Years

Between 1997 and 2000, the price of seaborne metallurgical coal dropped by more than 30%. In order to reduce inventories, some metallurgical coal producers elected to sell coal at significant discounts.

In 2000, metallurgical coal supply and demand returned to balance after many years of oversupply and remained tight through 2001. Price increases were achieved in all of Old Fording’s metallurgical coal markets for the 2001 and 2002 coal years. However, protracted negotiations for the 2002 coal year resulted in sales volumes which were 18% lower than in 2001. Pricing for the 2003 coal year has decreased by approximately 3% over the previous year while sales volumes are anticipated to increase over 2002 levels. Looking forward, management believes that supply and demand for metallurgical coal will remain in balance over the near term.

Over the last three years, capital investments have averaged $37 million per annum and have been primarily directed toward equipment replacement, preparation plant and mine improvements and pit development. These investments provided the Mountain Operations with technologically advanced facilities and equipment which in turn assisted in lowering production costs.

Old Fording’s Coal Sales By Geographical Area — Last Three Years

	Old Fording's Coal Sales By Area (millions of tonnes)

	2002		2001		2000

	% of sales	Tonnes	% of sales	Tonnes	% of sales	Tonnes

Europe	33	4.1	37	5.5	36	5.5
Japan	28	3.4	27	4.1	32	4.8
Korea	20	2.5	15	2.2	17	2.5
Taiwan	4	0.5	5	0.8	7	1.1
South America	6	0.7	9	1.3	5	0.7
North America	9	1.1	7	1.1	3	0.5

Total	100	12.3	100	15.0	100	15.1

Fording River

The Fording River operation is located 29 kilometres northeast of the community of Elkford, in the southeastern part of British Columbia. The mine site is comprised of 20,304 hectares of coal lands of which 3,592 hectares are currently being mined or are scheduled for mining. See “Other Information Regarding Fording — Real Property”. A predecessor to Fording commenced construction of Fording River in 1969 as a 3 million tonne per year operation. It has been operated continuously since that time.

Coal mined at Fording River is primarily metallurgical coal, although a very small amount of thermal coal is also produced. The current annual production capacity of the mine and preparation plant is 10 and 9.5 million tonnes, respectively.

Coal production at Fording River has increased from approximately 2.2 million tonnes in 1973, the first full year of production, to 8.1 million tonnes in 2002. The strip ratio in 2002 was 8.0 BCM per tonne and is projected to decrease over the life of the mine.

The majority of current production is derived from the Eagle Mountain pit. Known reserves at Fording River are projected to support mining at 2002 production rates for in excess of 25 years. Fording River’s reserve areas include Eagle Mountain, Greenhills, Turnbull, Henretta, and Castle Mountain. See “Other Information Regarding Fording —Reserves and Resources”.

Fording River’s quality management system is in compliance with the ISO 9001 quality standard and its environmental management system is in compliance with the ISO 14001 environmental standard, all as verified by the Quality Management Institute.

Greenhills

The Greenhills operation is located eight kilometres northeast of the community of Elkford in the southeastern part of British Columbia. The mine site is comprised of 10,092 hectares of coal lands of which approximately 2,669 hectares are currently being mined or are scheduled for mining. See “Other Information Regarding Fording — Real Property”. Greenhills holds a forest licence and manages a 7,610 hectare forest located outside the active mining area.

The Greenhills operation was constructed in the early 1980’s by a predecessor of Westar Mining Limited (“Westar”). Fording purchased Greenhills from the trustee in the bankruptcy of Westar in December 1992 and has operated the mine continuously since 1993. Upon acquiring Greenhills, Old Fording followed a program of capital investment to re-equip and upgrade the operation with technologically advanced equipment and facilities.

In 2002, Greenhills was operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Old FCL, Pohang Steel Canada Limited (“Poscan”) and Poscan’s parent, Pohang Iron and Steel Company Limited (“Posco”). Pursuant to the agreement, Old FCL had an 80% interest in the joint venture while Poscan had a 20% interest. As part of the Arrangement, and pursuant to an amending and assignment agreement between Old FCL, Posco and Poscan (the “Amending Agreement”), Old FCL’s 80% interest was assigned to the Partnership.

In 2002, Old FCL was the operator of the Greenhills joint venture. Following completion of the Arrangement and pursuant to the Amending Agreement, the Partnership assumed this role. The mine equipment and preparation plant are owned by the Partnership and Posco in proportion to their respective joint venture interests. The Partnership and Posco bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. Poscan, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until termination of the Greenhills Joint Venture Agreement, as amended by the Amending Agreement.

Pursuant to the terms of the Greenhills Joint Venture Agreement, as amended by the Amending Agreement, the Greenhills joint venture will be terminated on the earlier of: (i) the date the reserves on the defined lands have been depleted; (ii) March 31, 2004 if on or before December 31, 2003, Posco and the Partnership have not entered into coal sales contracts on mutually satisfactory terms providing for coal deliveries between April 1, 2004 and March

31, 2013; or (iii) March 31, 2013 if on or before December 31, 2003, Posco and the Partnership have entered into such new coal sales agreements.

Prior to the effective time of the Arrangement, Old FCL and Posco agreed to extend the coal sales agreements to March 31, 2004, and negotiations for longer term arrangements are continuing. If the Partnership decides to carry on mining after the termination of the joint venture, it is required to negotiate in good faith with Poscan regarding Poscan’s continued participation at Greenhills, and if agreement cannot be reached, to acquire Poscan’s interest in the mine equipment and preparation plant.

Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacity of the mine and preparation plant is 4.5 and 5.5 million tonnes, respectively. Coal production at Greenhills has increased from approximately 3.1 million tonnes in 1994, the first full year of production following Old Fording’s purchase of Greenhills, to 3.8 million tonnes in 2002. The strip ratio in 2002 was 10.5 BCM per tonne and is expected to decrease over the life of the mine.

Production is derived from the Cougar reserve which is divided into two distinct pits, Cougar North and Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South are underway and are expected to provide a long-term source of coal. Known reserves at Greenhills are projected to support mining at 2002 production rates for in excess of 25 years. See “Other Information Regarding Fording — Reserves and Resources”.

Greenhills’ quality management system is in compliance with the ISO 9001 quality standard, as verified by the Quality Management Institute.

Coal Mountain

The Coal Mountain operation is located 30 kilometres southeast of Sparwood in the southeastern part of British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 650 hectares are currently being mined or are scheduled for mining. See “Other Information Regarding Fording — Real Property”.

Old Fording purchased the operation in 1994 from Corbin Creek Resources Ltd. (“Corbin”) and it has been operated continuously since that time. Corbin acquired the mine in the early 1990’s from Esso Resources Canada Ltd. Upon acquiring Coal Mountain, Old Fording implemented a program of capital investment to re-equip and upgrade the operation with technologically advanced equipment and facilities.

Coal Mountain produces both metallurgical and thermal coal. The current annual production capacity of the mine and preparation plant is 2.5 and 3.2 million tonnes, respectively.

Coal production has increased from approximately 1.1 million tonnes in 1995, the first full year of production following Old Fording’s purchase of Coal Mountain, to 2.1 million tonnes in 2002. The strip ratio in 2002 was 5.7 BCM per tonne and is anticipated to decrease over the life of the mine.

Known reserves at Coal Mountain are projected to support mining at 2002 production rates for in excess of 14 years. See “Other Information Regarding Fording — Reserves and Resources”.

Coal Mountain’s quality management system is in compliance with the ISO 9001 quality standard, as verified by the Quality Management Institute.

Prairie Operations

In 2002 Old Fording’s thermal coal business was consolidated in the Prairie Operations which consisted of two mine mouth operations (Genesee and Whitewood) in central Alberta and third party mining activities at various locations throughout Western Canada. Revenues from the Prairie Operations represented approximately 8% of Old Fording’s total operating revenues in 2002 as compared to approximately 8% in 2001 and 10% in 2000.

Description of the Operations

Coal produced at the Genesee mine is delivered to EPCOR Utilities Inc.’s (“EPCOR”) Genesee power plant. During 2002, Old Fording and EPCOR were parties to a joint venture agreement regarding the operation of the Genesee mine. Pursuant to such joint venture agreement, the mine and all mine equipment and facilities were owned in equal shares by EPCOR and Old Fording. Old Fording operated Genesee pursuant to an operating agreement with the joint venture pursuant to which Old Fording received revenues through cost reimbursement, a guaranteed rate of return on rate base, a management fee, incentive fees and royalties. Annual production at Genesee was 3.6 million tonnes in 2002, 3.5 million tonnes in 2001 and 3.5 million tonnes in 2000.

Coal produced at the Whitewood mine is delivered to TransAlta Power L.P.’s (“TransAlta”) Wabamun power plant. In 2002, Old Fording operated the Whitewood mine pursuant to a mining contract. Pursuant to such mining contract, the mine, major mine equipment, coal properties and power plant were owned by TransAlta, while Old Fording owned the support and service equipment. The Whitewood mining contract was a cost reimbursement, management fee and incentive fee based contract. Annual production at Whitewood was 2.8 million tonnes in 2002, 2.1 million tonnes in 2001 and 2.0 million tonnes in 2000.

On October 1, 2002 TransAlta awarded to Old Fording a five-year mining contract that covered both the Whitewood mine and the Highvale mine. The Highvale mine is located approximately 80 kilometres west of Edmonton, Alberta and is the largest coal mine in Canada with a production capacity of approximately 13 million tonnes per year. Coal produced at the Highvale mine is used by TransAlta at its Sundance and Keephills power plants. The new Whitewood/Highvale contract was on substantially the same terms and conditions as the previous Whitewood contract described above.

In 2002, the Prairie Operations derived additional revenue from third party mining of its extensive mineral holdings throughout Western Canada. In 2002, revenue from third party royalty arrangements represented approximately 2% of Old Fording’s total operating revenue. A total of 2.7 million tonnes of potash and 6.0 million tonnes of thermal coal were mined by third parties pursuant to such arrangements in 2002.

As part of the Arrangement, the Prairie Operations were sold to an affiliate of Sherritt and OTPP effective February 28, 2003 in consideration of $225 million, an amount on account of working capital and the retention of the Fording Royalty by New Fording.

Geological Setting and Mineralization

Genesee, Whitewood and Highvale operate in the sub-bituminous coal fields of central Alberta. The deposits consist of the Ardley coal measures. The coal seams are interbedded with partings of variable thicknesses and are flat lying which makes for easier mining when compared to dipping seams. See “Other Information Regarding Fording — Reserves and Resources”.

Mining

In 2002, the Prairie Operations employed an open pit mining method that utilized draglines to strip the overburden from above the coal seam. The coal was then loaded with shovels or loaders and hauled out of the pit in large trucks.

The Last Three Years

The nature of the contractual arrangements with EPCOR and TransAlta, which at a minimum allowed Old Fording to recover its costs of production plus a margin of profit, resulted in a stable revenue stream from the Prairie Operations over the last three years.

Industrial Minerals Operations

The Industrial Minerals Operations consist of mining operations producing wollastonite and tripoli located in Willsboro, New York, Sonora, Mexico and Seneca, Missouri. Revenues from the Industrial Minerals Operations represented approximately 5% of Old Fording’s total operating revenues in 2002, approximately 5% in 2001 and approximately 6% in 2000. Pursuant to the Arrangement, the Trust holds a 100% indirect interest in the Industrial Minerals Operations.

Willsboro

The processing plant is located in Willsboro, New York, and the mine site is located 22 kilometres west of Willsboro. The processing facilities include dry processing equipment and a surface treatment plant, warehouse space and truck and rail loadout facilities. The mining operation consists of the active Lewis Pit and the Oak Hill deposit located about 1.6 kilometres from the Lewis Pit. The mine sites are comprised of 289 hectares of wollastonite lands that are held through direct ownership or controlled through mineral lease. Approximately 43 hectares of these lands are currently being mined or are scheduled for mining. See “Other Information Regarding Fording — Real Property”.

Willsboro’s primary product is wollastonite. It is extracted using open pit mining techniques and trucked to the Willsboro processing plant. In 2002, the Willsboro operation produced 49,500 tonnes of wollastonite (58,500 tonnes in 2001 and 76,400 tonnes in 2000). The current annual production capacity of the processing plant is 130,000 tonnes of wollastonite and the current annual production capacity of the mine is 300,000 tonnes of wollastonite ore. The current mine plan for the Willsboro operation contemplates the production of wollastonite from this property for in excess of 20 years at 2002 production rates. Willsboro products are marketed through a network of distributors, agents and direct sales personnel.

Willsboro’s quality management system is in compliance with the ISO 9002 quality standard, as verified by the Quality Management Institute.

Pilares

Pilares’ processing facilities, truck loadout and mine site are located approximately 50 kilometres northwest of Hermosillo, Sonora, Mexico. The processing facilities include wet and dry processing plants, a surface treatment plant, warehouse space and truck and railroad loadout facilities. A warehouse and rail loadout facility are located in Hermosillo. The mine site is comprised of 1,855 hectares of surface lands and mining concessions of which approximately 100 hectares are currently being mined or are scheduled for mining. See “Other Information Regarding Fording — Real Property”. Commercial production began at Pilares in 1998.

Pilares’ primary product is wollastonite. It is extracted using open pit mining techniques for processing at the property’s on-site plants. In 2002, the Pilares operation produced 29,200 tonnes of wollastonite (26,500 tonnes in 2001 and 30,800 tonnes in 2000). The current annual production capacity of the processing plants is 150,000 tonnes of wollastonite and the current annual production capacity of the mine is 240,000 tonnes of wollastonite ore. The operation’s annual production could be increased to 240,000 tonnes through wet plant equipment expansion to respond to an increase in market demand for wollastonite. Reserves at Pilares are sufficient to support annual production of 240,000 tonnes for in excess of 50 years. Pilares’ products are marketed through a network of distributors, agents and direct sales personnel. Pilares contracts with an affiliate, Nycomex S.A. de C.V. (“Nycomex”), for the supply of labour.

Pilares’ quality management system is in compliance with the ISO 9001 quality standard and the ISO 14001 environmental standard, as verified by the Quality Management Institute.

Seneca

Seneca’s processing facilities are located in Seneca, Missouri. The processing facilities include a processing plant and drying shed. The mine site is located approximately 12 kilometres northwest of Seneca in Ottawa County, Oklahoma. The mine site is comprised of 1,168 hectares of fee simple lands of which approximately 14 hectares are currently being mined or are scheduled for mining. See “Other Information Regarding Fording — Real Property”.

Seneca’s primary product is tripoli. It is extracted using open pit mining techniques and trucked to the Seneca processing facilities. In 2002, Seneca produced 12,700 tonnes of tripoli (11,700 tonnes in 2001 and 14,300 tonnes in 2000). The current annual production capacity of the mine and processing facility is 22,500 tonnes and 31,500 tonnes, respectively. The current mine plan for Seneca contemplates the production of tripoli from this property for at least the next 30 years at 2002 production rates. Seneca directly markets a variety of abrasive products to the construction and manufacturing industries for use in buffing and polishing applications.

The Last Three Years

The principal factor that has affected the Industrial Minerals Operations over the last three years is the oversupply of wollastonite, the principal product produced by the Industrial Minerals Operations. The commencement of the Pilares operation, coincident with additional production from new entrants and established producers coming online, had the effect of reducing the price of wollastonite, particularly with respect to low-value wollastonite products. In 2002, sales of industrial minerals across Old Fording’s product categories declined primarily as a result of Old Fording’s exit from lower-priced markets and continued weak economies in the United States and Europe. Lower sales volumes were partially offset by higher average sales prices. In 2002, wollastonite sales volumes were 84,000 tonnes, a decrease of 15% from the previous year. Sales volumes of tripoli and other minerals declined approximately 6% to 15,000 tonnes. Sales of low-value wollastonite products continued to face intense competition, but sales of high-value wollastonite products for the automotive and appliance industries increased as manufacturers continued to convert traditional metal components to plastic.

In 2002, analyses of some of the wollastonite product produced and shipped from the Willsboro facility indicated the presence of small quantities of asbestiform tremolite at levels giving rise to certain labelling requirements in Canada and other jurisdictions, not including the United States. The source of asbestiform tremolite was traced to one of several ore sources supplying the operation and this ore source was segregated from Willsboro’s mining operations. Product testing since segregation of the ore source indicates only trace levels of asbestiform tremolite in some product shipped. Fording is not aware of any labelling or disclosure requirements relating to these trace levels. Independent analyses of on-going airborne particle sampling at the Willsboro operation indicate that the air quality meets the applicable standards mandated by the U.S. Mine Safety and Health Administration and the U.S. Occupational Safety and Health Administration. Product testing at Pilares indicates no detectable levels of asbestiform mineral.

Due to a history of operating losses and uncertainty around future improvement, Fording updated its assessment of the recoverability of its investment in assets related to the Pilares operation following completion of the most recent fiscal year. Projections of undiscounted future net cash flows generated by these assets were less than their carrying values and as a result, Old Fording wrote down these assets by $140 million in 2002.

OTHER INFORMATION REGARDING FORDING

Reserves and Resources

Reserves and resources as at December 31, 2002 have been estimated internally by Fording’s engineers and geologists in accordance with the National Instrument under the supervision of New Fording’s Manager, Energy Resource Planning, C.J. McKenny, Professional Geologist. Mr. McKenny is a “qualified person” for the purposes of the National Instrument. Estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.

The Trust is subject to the provisions of the National Instrument with respect to the manner in which it reports its reserves and resources, and it is also subject to United States securities laws. Accordingly, in this section, reserves and resources have been presented in tabular form in accordance with the National Instrument and a paragraph has been included after each reserve table reporting such information in accordance with SEC Guide 7.

Terminology

With respect to coal, Part One of Appendix A to this document contains the definitions ascribed by the Geological Survey of Canada Paper 88-21, “A Standardized Coal Resource/Reserve Reporting System for Canada” (the “GSC Standards”) to the terms “Reserve”, “Resource”, “Proven”, “Probable”, “Measured”, “Indicated” and “Inferred”, which are applicable to reporting coal deposits in accordance with the National Instrument.

With respect to minerals other than coal, Part Two of Appendix A to this document contains the definitions ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted August 20, 2000 (the “CIM Standards”), to the terms “Reserve”, “Resource”, “Proven”, “Probable”, “Measured”, “Indicated” and “Inferred”, which are applicable to reporting mineral deposits (other than coal) in accordance with the National Instrument.

Part Three of Appendix A to this document contains the definitions ascribed by SEC Guide 7 to the terms “Reserve”, “Proven Reserves” and “Probable Reserves”, which are applicable to Fording’s mineral reserves, including coal, when being reported on in accordance with SEC Guide 7. Unlike the National Instrument, SEC Guide 7 does not recognize the reporting of mineral deposits which do not meet the definition of “Reserve” contained in such guide.

Assumptions

Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared.

Surface Mining

All coal Reserves and Resources in the following tables are mineable using conventional open pit mining methods.

Reserves and Resources

Proven and Probable Coal Reserves

The following table sets forth Old Fording’s Proven and Probable coal Reserves at December 31, 2002:

COAL RESERVES
As At December 31, 2002
(millions of tonnes)(1)

							Calorific	Sulphur
					Ownership		Value	Percent
Rank	Proven(5)	Probable(5)	Total(5)	Type of Coal	(%)(2)		kJ/kg(5)	(by wt.)(5)

Bituminous Coal
Fording River	147	117	264	Metallurgical	L	100	32,600	0.62%
Greenhills	99	8	107	Metallurgical	FS	100	32,600	0.62%
Coal Mountain	31	1	32	Metallurgical	L	100	29,900	0.35%

Total	277	126	403

Sub-bituminous Coal
Genesee	64	70	134	Thermal	FS/L	83/17	18,900	0.23%
Brooks(3)	92	74	166	Thermal	FS	100	19,300	0.61%
Heatburg(3)	—	421	421	Thermal	FS/L	62/38	16,000	0.39%
Other(4)	122	—	122	Thermal

Total	278	565	843

Lignite Coal	3	—	3	Thermal	FS	100	12,100	0.43%

Notes:

(1)	Bituminous coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations). Sub-bituminous and lignite coal Reserves are reported in millions of metric tonnes recoverable (i.e., tonnage remaining after mining losses). Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of Poscan’s interest. For a description of Poscan’s interest, see “Description of the Business as Constituted on December 31, 2002 — Mountain Operations — Greenhills”.

(2)	Ownership of the coal Reserves is described as “FS” for fee simple or “L” for leasehold. If the Reserves are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)	Brooks and Heatburg are not currently being developed.

(4)	“Other” Reserves were not actively mined by Fording in 2002, but were mined by third parties pursuant to royalty arrangements. See “Description of the Business as Constituted on December 31, 2002 — Prairie Operations — Description of the Operations”.

(5)	Numbers have been rounded.

Had Old Fording’s Proven and Probable coal Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument as presented in the above table.

In 2002 Old Fording had all necessary permits which were required to mine the tonnes attributed to the above-noted mines. For information as to how Old Fording held its interest in the lands in which the above-noted Reserves are situate, see “Other Information Regarding Fording — Real Property”.

Measured and Indicated Coal Resources

The following table sets forth Fording’s coal Resources (consisting of “Measured” and “Indicated” coal Resources) as at December 31, 2002:

COAL RESOURCES
As At December 31, 2002
(millions of tonnes)(1)

						Calorific	Sulphur
						Value	Percent
Rank	Measured(4)	Indicated(4)	Total(4)	Type of Coal	Ownership(2)	kJ/kg(4)	(by wt.)(4)

Bituminous Coal
Fording River	362	276	638	Metallurgical	L	32,600	0.62%
Greenhills	5	325	330	Metallurgical	FS	32,600	0.62%
Coal Mountain	70	41	111	Metallurgical	L	29,900	0.35%
Elco(3)	56	39	95	Metallurgical	L	32,000	0.60%
Mt. Duke(3)	—	157	157	Metallurgical	L	32,000	0.45%

Total	493	838	1,331

Sub-bituminous Coal
Genesee	—	—	—	—	—
Brooks(3)	55	65	120	Thermal	FS	19,300	0.61%
Other(4)	2,252	2,936	5,188	Thermal	—

Total	2,307	3,001	5,308

Lignite Coal	—	—	—	—	—	—	—

Notes:

(1)	Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties. Reserves are not included in Resources.

(2)	Ownership of the coal Resources is described as “FS” for fee simple holdings or “L” for leasehold holdings.

(3)	Elco, Mt. Duke, Brooks and “Other” are not currently being developed.

(4)	Numbers have been rounded.

Although the terms “Measured Resources” and “Indicated Resources” are recognized by the National Instrument, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “Measured” or “Indicated” will ever be classified as Reserves. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Resources in disclosure documents and the Trust has elected to include such information in this document. In previous disclosure documents filed in the United States, Fording has referred to Resources as “non-reserves”.

Inferred Coal Resources

     The following table sets forth Old Fording’s Inferred Resources for coal as at December 31, 2002:

INFERRED COAL RESOURCES
As At December 31, 2002 (millions of tonnes)(1)

Rank	Inferred Resources(3)

Bituminous Coal
Fording River	2,757
Greenhills	649
Coal Mountain	24
Other(2)	450

Total Bituminous	3,880

Sub-bituminous Coal
Genesee	—
Other(2)	3,830

Total Sub-bituminous	3,830

Lignite Coal	29

Notes:

(1)	Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties. Reserves are not included in Resources.

(2)	Includes coal properties which are operated by third parties or currently not developed.

(3)	Numbers have been rounded.

Although the term “Inferred Resource” is recognized by the National Instrument, it is not recognized by the United States Securities and Exchange Commission. “Inferred Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors should not assume that all or any part of an “Inferred Resource” exists or will ever be upgraded to a higher category or be economically or legally mineable. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Inferred Resources in disclosure documents and the Trust has elected to include such information in this document. In previous documents filed in the United States, Fording has referred to Inferred Resources as “non-reserves”.

Proven and Probable Industrial Mineral and Potash Reserves

The following table sets forth Old Fording’s Proven and Probable Reserves of wollastonite, potash and tripoli as at December 31, 2002:

INDUSTRIAL MINERAL AND POTASH RESERVES
As At December 31, 2002 (millions of tonnes)(1)

Minerals	Proven(4)	Probable(4)	Total(4)	Grade(3)

Wollastonite
NYCO	5	1	6	54.5%
Minera	20	85	105	54.8%

Total Wollastonite	25	86	111

Potash(2)	—	—	264	21-25%
Tripoli	2	—	2	94-98%

Notes:

(1)	Wollastonite and tripoli Reserves are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors. Reserves are reported exclusive of interests of third parties.

(2)	Potash Reserves have not been allocated into the categories of “Proven” and “Probable” consistent with industry practice. Reserves are described as tonnage remaining after reductions for geologic features and excavation and mining losses. Potash Reserves are in active mine permit areas operated by third parties.

(3)	All grades are reported as a percentage (by weight) of material. For wollastonite, it is percentage of CaSi03 (wollastonite). For tripoli, it is reported as a percentage SiO2 (silicon dioxide) and for potash, it is reported as a percentage of K20 (potassium oxide) equivalent.

(4)	Numbers have been rounded.

Had Old Fording’s industrial mineral and potash Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument.

In 2002, Old Fording had all necessary permits which are required to mine the tonnes attributed to the above-noted mines.

For information relating to how Fording held its interest in the lands on which the above-noted reserves are situate in 2002, see “Other Information Regarding Fording — Real Property”.

Measured and Indicated Industrial Mineral and Potash Resources

The following table sets forth Old Fording’s industrial mineral and potash Resources (consisting of “Measured Resources” and “Indicated Resources” of wollastonite, potash and tripoli) as at December 31, 2002:

INDUSTRIAL MINERAL AND POTASH RESOURCES
As At December 31, 2002
(millions of tonnes)(1)

Minerals	Measured(4)	Indicated(4)	Total(4)	Grade(3)

Wollastonite
NYCO	1	2	3	54.5%
Minera	—	—	—	—

Total Wollastonite	1	2	3

Potash(2)	—	186	186	21-25%
Tripoli	—	—	—	94-98%

Notes:

(1)	Wollastonite and tripoli Resources are reported in millions of metric tonnes in the ground before recovery through mining and without application of recovery factors. Resources are reported exclusive of interests of third parties. Reserves are not included in Resources.

(2)	Potash Resources are reported in millions of metric tonnes in the ground before recovery through mining and after reduction for geologic features.

(3)	All grades are reported as a percentage (by weight) of material. For wollastonite, it is percentage of CaSi03 (wollastonite). For tripoli, it is percentage SiO2 (silicon dioxide) and for potash, it is reported as a percentage of K20 equivalent.

(4)	Numbers have been rounded.

Although the terms “Measured Resources” and “Indicated Resources” are recognized by the National Instrument, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “Measured” or “Indicated” will ever be classified as Reserves. SEC Guide 7 only permits the quantification of mineral deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Resources in disclosure documents and the Trust has elected to include such information in this document. In previous disclosure documents filed in the United States, Fording has referred to Resources as “non-reserves”.

Changes in Reserves and Resources

     The following tables set forth the changes in Old Fording’s Reserves and Resources during 2002. The changes are categorized as “production”, “additions” or “deletions” to Old Fording’s Reserves and Resources as at December 31, 2001:

Changes in Reserves and Resources Coal
(millions of tonnes(1))

	Reserves(2)			Resources(3)

Coal Type	Proven	Probable	Total	Measured	Indicated	Total	Inferred

Bituminous Coal
Dec. 31, 2001	292	68	360	497	758	1,255	3,529
Additions	1	58	59	8	88	96	351
Production	14	—	14	—	—	—	—
Deletions	2	—	2	12	8	20	—

December 31, 2002	277	126	403	493	838	1,331	3,880

Sub-bituminous Coal
Dec. 31, 2001	263	588	851	433	385	818	6,095
Additions	21	—	21	1,874	2,616	4,490	—
Production	6	—	6	—	—	—	—
Deletions	—	23	23	—	—	—	2,265

December 31, 2002	278	565	843	2,307	3,001	5,308	3,830

Lignite
Dec. 31, 2001	3	—	3	—	—	—	29
Additions	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—
Deletions	—	—	—	—	—	—	—

December 31, 2002	3	—	3	—	—	—	29

Notes:

(1)	Numbers have been rounded.

(2)	Bituminous coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations). Sub-bituminous and lignite coal Reserves are reported in millions of metric tonnes recoverable (i.e., tonnage remaining after mining losses). Reserves are reported exclusive of interests of third parties except at Greenhills where Reserves are reported inclusive of Poscan’s interest. For a description of Poscan’s interest, see “Description of the Business as Constituted on December 31, 2002 — Mountain Operations — Greenhills”.

(3)	Coal Resources are reported in millions of metric tonnes in situ except for bituminous Resources which are reported as clean coal. Resources are reported exclusive of interests of third parties. Reserves are not included in Resources.

Changes in Reserves and Resources — Industrial Minerals and Potash
(millions of tonnes(1))

	Reserves			Resources

Mineral Type	Proven	Probable	Total	Measured	Indicated	Total

Wollastonite(2)
(U.S.A.)
Dec. 31, 2001	4	2	6	—	1	1
Additions	1	—	—	1	2	3
Production(4)	(0)	—	(0)	—	—	—
Deletions	—	1	—	—	1	1

December 31, 2002	5	1	6	1	2	3

Wollastonite(2)
(Mexico)
Dec. 31, 2001	20	85	105	—	—	—
Additions	—	—	—	—	—	—
Production(4)	(0)	—	(0)	—	—	—
Deletions	—	—	—	—	—	—

December 31, 2002	20	85	105	—	—	—

Tripoli(2)
Dec. 31, 2001	2	—	2	—	—	—
Additions	—	—	—	—	—	—
Production(4)	(0)	—	(0)	—	—	—
Deletions	—	—	—	—	—	—

December 31, 2002	2	—	2	—	—	—

Potash(3)
Dec. 31, 2001	—	—	256	—	186	186
Additions	—	—	11	—	—	—
Production	—	—	3	—	—	—
Deletions	—	—	—	—	—	—

December 31, 2002	—	—	264	—	186	186

Notes:

(1)	Numbers have been rounded.

(2)	Wollastonite and tripoli Reserves are reported in millions of metric tonnes in situ without application of recovery factors. Reserves are reported exclusive of interests of third parties. Reserves are not included in Resources.

(3)	Potash Reserves have not been allocated into the categories of “Proven” and “Probable” consistent with industry practice. Reserves are described as tonnage remaining after reductions for geologic features and excavation and mining losses. Potash Reserves are in active mine permit areas operated by third parties.

(4)	Production below 500,000 tonnes is shown as (0) million tonnes.

Exploration and Development Activities

In 2002, Old Fording spent approximately $0.7 million on the exploration of areas outside of its active mining areas. These activities were directed at refining mine plans to best exploit reserves scheduled for future development. In addition, a substantial amount of routine drilling was undertaken in active mining areas as part of normal operations and was expensed as such. No material exploration was conducted on any of Old Fording’s undeveloped properties in 2002.

Drilling activity for exploration, development and production planning purposes in 2002 totalled 24,300 metres on all Old Fording properties. 80% of the total drilling was done on properties in the Mountain Operations, 17% on properties in the Prairie Operations and 3% on properties in the Industrial Minerals Operations. All drilling, logging and sampling activities were conducted under a combination of ISO quality standards, the material testing standards established by the American Society for Testing Materials and Old Fording’s internal standards.

Real Property

The following chart lists significant mineral rights held by Old Fording as at December 31, 2002:

Mineral Holdings		Crown Lease	Freehold
(thousand hectares)	Fee Simple	and License	Leases	Total

Coal
British Columbia	13.4	37.9	—	51.3
Alberta	693.7	60.4	3.2	757.3
Saskatchewan	3.5	—	—	3.5

Potash
Saskatchewan	1.2	—	—	1.2

All Mines and Minerals
Saskatchewan	55.0	—	—	55.0
New York	1.7	—	—	1.7
Oklahoma	1.2	—	—	1.2
Mexico	—	9.4	—	9.4

All Mines and Minerals except Petroleum & Natural Gas
British Columbia	10.2	—	—	10.2
Alberta	13.9	—	—	13.9
Saskatchewan	4.8	—	—	4.8
Manitoba	0.2	—	—	0.2

Total (1)	798.8	107.7	3.2	909.7

Notes:

(1)	Numbers have been rounded.

Environmental Protection

In 2002, Old Fording did not incur any material remediation expenses or any material fines relating to noncompliance with applicable environmental laws. Further, to the knowledge of the Trust, no member of the Fording Group is presently a party to any governmental or regulatory investigations or proceedings where it is alleged that it is in material violation of any environmental laws. In the past, a small number of minor accidental discharges, releases, leaks and other environmental incidents have occurred in the course of operations. Such occurrences have been reported to the relevant government agencies and remediated as required, but such occurrences have not had a material adverse effect on Fording.

Mount Washington

On October 30, 2001 the Canadian Pacific Railway Company (“CPR”), by notice under Article 6 of the arrangement agreement pursuant to which Canadian Pacific Limited divided its holdings into five separate public companies including Old Fording and CPR (the “CPL Arrangement Agreement”), asserted a claim against Old Fording relating to purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent company to the registered titleholder of the minerals rights, was served with an Inspector’s Direction under the Fisheries Act (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR has claimed indemnification against Old Fording under the CPL Arrangement Agreement on the basis that responsibility for remediation of the Mount Washington minesite relates to Old Fording’s business. On April 4, 2002 CPR by letter directed Old Fording, together with two other parties, to assume care and control of the remediation of the Mount Washington minesite. Old Fording has advised CPR that it disputes any liability in connection with the Inspector’s Direction or under the CPL Arrangement Agreement. On May 16, 2003, Fording received an Inspector’s Direction under the Fisheries Act (Canada) that directs Fording to take steps to prevent the deposit of deleterious substances from the former Mount Washington mine site into nearby waterways. On May 20, 2003, Fording provided notice to CPR that it is claiming indemnification against CPR under the CPL Arrangement Agreement for all costs associated with Fording’s compliance with the Inspector’s Direction of May 16, 2003.

Reclamation Activities

The Alberta and British Columbia governments require security to be posted for reclamation obligations based on forecasted costs to reclaim mined sites. The Fording Group satisfies this requirement for security by posting letters of credit issued by a Canadian chartered bank. The Fording Group’s reclamation liability is generally accrued on a unit of production method at all active mining operations.

Human Resources

As at December 31, 2002 Old Fording’s workforce consisted of over 1,800 employees, with approximately 91% of those employees residing in Canada, 5% in the United States and 4% in Mexico.

Greenhills, Genesee and Pilares are non-union operations. All three of these operations provide employees with comprehensive wage and benefit coverages which are competitive relative to their industries and geographic locations.

Fording River, Coal Mountain, Whitewood, Willsboro and Seneca are unionized operations. In the past, Old Fording sought to maintain its competitive position and ensure stability by entering into long-term collective agreements. Old Fording negotiated five year agreements at each of its unionized operations in the most recent round of collective bargaining. The expiry dates for the current collective agreement at those unionized operations are as follows:

• Willsboro:	June 30, 2006
• Fording River:	April 30, 2006
• Whitewood:	September 30, 2005
• Coal Mountain:	December 31, 2004
• Seneca:	June 30, 2003

RISKS AND OTHER TRENDS

United Nations Framework Convention on Climate Change

Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions, including emission targets for specific industrial sectors. While the United States has decided that it will not ratify the Kyoto Protocol, an international agreement which sets limits on greenhouse gas emissions from certain signatory countries, the Canadian Parliament has voted to ratify this agreement. Should this agreement enter into force, Canada will be committed to limiting its net greenhouse gas emissions to 6% below the levels emitted in 1990. Recent statements from the federal government indicate that no particular industry sector will be discriminated against under the agreement. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-to limit. The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of the Fording Group depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs contemplated or their potential effects on the operations of the Fording Group. Most of its products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions may affect the demand for coal, oil and natural gas, as well as increase production and transportation costs.

Aboriginal Rights Claims

Canadian courts have recognized that aboriginal peoples may continue to have certain rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded which extinguish those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

In British Columbia, few treaties exist with aboriginal peoples. In the mid 1990’s, the provincial government, together with the federal government, established the British Columbia Treaty Commission to facilitate negotiations with aboriginal peoples to resolve outstanding aboriginal rights and other claims. Under this process, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they have historically lived and carried out traditional activities. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people.

It is not possible to predict with certainty the impact which future treaties may have on resource development in British Columbia or the ability of the Fording Group to develop new prospects or further develop existing properties.

Principal Competition

In the metallurgical coal markets, the Fording Group competes primarily with coal producers from Australia and the United States. The supply of coal in the global markets and the demand for coal among world steel producers provides for a competitive seaborne metallurgical coal market. In this regard, Australian producers have improved their competitive position for a number of reasons including the decline of the Australian dollar compared to the Canadian dollar and improved operating efficiencies. A number of steel producers deal with multiple coal suppliers in order to ensure a security of supply which promotes further competitiveness in this market, although this dynamic has been off-set somewhat by consolidation in the metallurgical coal market.

In the industrial minerals markets, Willsboro and Pilares compete primarily with producers in India, China and Europe, as well as with producers of substitute industrial minerals. Aggressive competition from other producers, particularly in China, has resulted in significant weakening of commodity prices, especially in low value products. The competitive position of the Fording Group continues to be determined primarily by its production and transportation costs compared to those of other producers throughout the world. Costs are influenced largely by the location and nature of mineral deposits, currency exchange rates, operating and management skill, and government taxation and policy.

Foreign Operations

The Fording Group has operations throughout North America and customers around the world. As such, it is exposed to changes in various markets and economies, and its operations can be affected by a variety of conditions.

Operations and Sales to Foreign Countries

In addition to Canada and the United States, the Fording Group operates in Mexico and sells its products to customers located around the world. Operations and sales to customers in foreign countries expose the Fording Group to added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation. For example, the Pilares operation has, at times, been negatively affected by inconsistent assessment of taxes and has had to contend with higher rates of inflation than experienced in Canada.

Foreign Currency Exchange Risk

The Fording Group’s operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results as a large portion of operating costs are incurred in Canadian dollars and most revenues are earned in U.S. dollars.

Export Market Risk

The prices for export metallurgical coal have a significant impact on the Fording Group’s profitability and are dependent on the balance between the supply of and the demand for seabourne metallurgical coking coal in the world’s metallurgical coal markets and, to a lesser degree, the economic conditions of those markets. Profitability is also affected by production and transportation costs, product quality and taxation.

Risk Factors

This annual information form does not contain a comprehensive discussion of the risks which could have a material adverse impact on the financial condition and results of operation of the Fording Group. Information relating to such risks and sensitivity of operating income to changing conditions is contained in Old Fording’s 2002 consolidated annual financial statements and management’s discussion and analysis incorporated by reference therein. Old Fording’s 2002 consolidated annual financial statements and management’s discussion and analysis thereof can be found in Fording’s 2002 Annual Report which was mailed to Unitholders and electronically filed at www.sedar.com. Old Fording’s 2002 consolidated annual financial statements and management’s discussion and analysis thereof has also been electronically filed on the EDGAR filing system for the U.S. Securities and Exchange Commission accessible at www.sec.gov. Other risks are identified and discussed in the Information Circular and in the three supplements thereto.

SUBSEQUENT EVENTS — THE ARRANGEMENT

Introduction

On February 28, 2003 the transactions contemplated by the Combination Agreement were completed and the Arrangement became effective, resulting in the reorganization of Old Fording’s business under the Trust and the creation of the Partnership.

The Arrangement was a complex transaction involving a number of parties and numerous steps. In general terms, the Arrangement provided for the following:

•	the reorganization of Old Fording’s business under the Trust;

•	the creation of the Partnership;

•	the purchase by New Fording from the Luscar/CONSOL Joint Ventures of the Luscar Contributed Assets, including the Luscar mine, the Line Creek mine, the Cheviot project and a 46.4% interest in Neptune, in consideration for the issuance of 6.4 million Units plus an amount on account of working capital and the grant of the Luscar Royalty to Luscar and CONSOL;

•	the sale of the Prairie Operations by New Fording to SCAI for cash consideration of $225 million plus an amount on account of working capital and the retention of the Fording Royalty by New Fording;

•	the contribution to the Partnership of: (i) the Fording Contributed Assets, including the Fording River mine, the Coal Mountain mine and old FCL’s interest in the Greenhills mine, representing substantially all of Old Fording’s metallurgical coal business; and (ii) the Luscar Contributed Assets, as well as the liabilities and obligations related thereto including the obligations attaching to the Luscar Royalty, in consideration of New Fording’s 65% Partnership interest and the payment of $125 million to New Fording;

•	the contribution by Teck to the Partnership of the Teck Contributed Assets, including the Elkview mine, representing substantially all of Teck’s North American metallurgical coal business, as well as the liabilities and obligations relating thereto, and $125 million in cash, in consideration of Teck’s 35% Partnership interest (inclusive of the interests of its affiliates);

•	the subscriptions by each of Teck and Westshore for $150 million of Units (4.3 million Units), the subscription by Sherritt for $100 million of Units (2.9 million Units) and the subscription by OTPP for $275 million of Units (7.9 million Units);

•	the entering into by Old FCL, on behalf of the Partnership, of a long term port agreement with Westshore Terminals Ltd.; and

•	the payment by New Fording of $50 million in the aggregate to OTPP and Sherritt and $25 million in the aggregate to Teck and Westshore as a reimbursement of, and contribution to, the expenses incurred by such parties in connection with the Arrangement.

The background to the Arrangement, the reasons why Old Fording chose to pursue it and the details of such transaction are described in detail in the Third Supplement.

Intercorporate Relationships

The following chart sets forth the corporate structure of the Trust, including its interest in the Partnership, following the completion of the Arrangement. The chart also sets out the interests of the Principal Unitholders in the Trust, as well as the interests in the Trust of the former holders of Common Shares of Old Fording following the completion of the Arrangement.

Notes:

(1)	Immediately prior to the Arrangement, there were approximately 50.7 million Common Shares outstanding. Former shareholders of Old Fording, excluding OTPP, received approximately 20.6 million Units pursuant to the Arrangement in addition to approximately $1.05 billion in cash.

(2)	New Fording currently has a 65% interest in the Partnership, with Teck and its affiliates, QCP and TBCI, together holding the remaining 35% interest. As managing partner of the Partnership, Teck has the right to earn up to an additional 5% interest over a four-year period, bringing its interest to 40%, if the Partnership achieves certain operating synergies. See “Subsequent Events — The Arrangement — The Parnership — Summary of Partnership Agreement — Distribution Entitlements”.

(3)	In this case, “Luscar” means Luscar and/or affiliated entities of OTPP and Sherritt. Luscar is ultimately owned as to 50% by each of OTPP and Sherritt.

(4)	Includes approximately 3.2 million Units obtained by OTPP in exchange for Common Shares acquired in advance of the transaction.

(5)	Fording Inc. (New Fording) holds a single voting share in Minera NYCO S.A. de C.V. in compliance with Mexican corporate law which requires that corporations have at least two shareholders.

(6)	Subsequent to the transaction, CONSOL announced that it had sold, in a private transaction, the 3.2 million Units that it received pursuant to the Arrangement.

The Trust

The Trust is an open-ended mutual fund trust existing under the laws of Alberta. The Trust was established by the Declaration of Trust. The Trust’s head office is located at Suite 1000, 205-9th Avenue SE, Calgary, Alberta T2G 0R4.

A general description of certain terms of the Declaration of Trust is attached at Appendix B to this Annual Information Form.

The Trust does not carry on any active business. The operations of the Fording Group are conducted by New Fording and its subsidiaries and by the Partnership and its subsidiaries.

Term of the Trust

The Trust has been established for an indefinite term subject to the rights of the Unitholders to voluntarily terminate or wind up the Trust by special resolution and subject to termination by the Trustees if no property is held by the Trustees on behalf of the Trust.

Trustees and Officers of the Trust

The Trust is administered by the Trustees. The Declaration of Trust provides that the Trust will have between seven and nine Trustees. All Trustees are to be elected by the Unitholders. The Trustees are elected annually. No employee of the Partnership may be a Trustee and a majority of the Trustees must be Independent Trustees. For this purpose, the initial Chairman and Chief Executive Officer, is considered an Independent Trustee for his first term in office.

The following tables set forth the names of the Trustees and officers of the Trust as of May 20, 2003 and their principal occupations. Each Trustee has served in that capacity since February 2003. Trustees serve until the next annual meeting of Unitholders.

Trustees

Name	Present Principal Occupation

L.I. Barber, C.C	Corporate Director
M.A. Grandin(3)	Chairman and Chief Executive Officer
M. S. Parrett(1)(2)	Independent Consultant
H.G. Schaefer, F.C.A.(1)(2)	Corporate Director
W.W. Stinson	Chairman of Westshore
P. Valentine, F.C.A.(2)	Interim Vice President (Finance and Services) University of Calgary
R.J. Wright, C.M., Q.C	Deputy Chairman of Teck
J.B. Zaozirny, Q.C.(1)	Lawyer

Notes:

(1)	Member of the Governance Committee.

(2)	Member of the Audit Committee.

(3)	Mr. Grandin was a Director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A reorganization plan for that company received court confirmation later that year.

Officers

Name	Present Principal Occupation with the Trust

J.G. Gardiner	President
M.A. Grandin	Chairman and Chief Executive Officer
A.R. Hagerman, F.C.A.(1)	Chief Financial Officer
J.F. Jones	Secretary
K.E. Myers	Treasurer
T. E. Pierce	Controller
J.L. Popowich	Executive Vice President

Notes:

(1)	Mr. Hagerman has announced his intention to resign as Chief Financial Officer of the Trust effective May 31, 2003. Mr. Ron Millos has been appointed as Mr. Hagerman’s successor.

See “Biographies of Trustees, Directors and Officers” for a brief biography of each of the Trustees and officers of the Trust which includes their municipality of residence and a description of their principal occupation during the last five years.

Committees of Trustees

Governance Committee

The Governance Committee of the Trust, comprised solely of Independent Trustees, is a standing committee responsible for overseeing and assessing the functioning of the Trustees and for the development, recommendation, implementation and assessment of effective governance principles. The Governance Committee’s responsibilities also include identifying and recommending to the Trustees qualified trustee candidates for election at the next annual meeting of Unitholders. In addition, the Governance Committee makes recommendations to the Trustees on matters relating to Trustee and employee remuneration and compensation. The Governance Committee will undertake on behalf of the Trustees such other governance initiatives as may be necessary or desirable to enable the Trustees to provide effective governance for the Trust and contribute to the success of the Trust and enhance Unitholder value.

Audit Committee

The Audit Committee of the Trust, comprised solely of Independent Trustees, is a standing committee whose role is to assist the Trustees in fulfilling their oversight responsibilities with respect to financial reporting. All members of the Audit Committee must be “financially literate” and at least one member must have accounting or related financial expertise. The Audit Committee is responsible for: (i) overseeing the integrity of the Trust’s financial statements and financial reporting processes, including the audit process and the Trust’s internal accounting controls and procedures, and compliance with related legal and regulatory requirements; (ii) overseeing the qualifications and independence of the external auditors; (iii) overseeing the work of the Trust’s financial management team, internal audit function and external auditors; and (iv) providing an open avenue of communication between the external auditors, the internal auditors, the Trustees, the directors of New Fording and the officers of the Trust, New Fording and the Partnership.

Governance Arrangements

As part of the Arrangement, each of the Principal Unitholders subscribed for Units and entered into a governance agreement with the Trust and New Fording. The governance agreements provide each of Teck, Westshore and OTPP and Sherritt (acting together) with the right to nominate one Trustee and one director of New Fording as part of the slate of Trustees and directors to be put forward by each of the Trust and New Fording for election by Unitholders. The right of a Principal Unitholder to put forward a nominee to the Trust and New Fording terminates unless the Principal Unitholder retains a certain minimum ownership interest in the Trust. The nominee of OTPP and Sherritt must be an Independent Director or an Independent Trustee, as the case may be. The balance of the Trustees will be nominated for election by the Governance Committee of the Trustees or the Governance Committee of the board of directors of New Fording, as applicable.

Each governance agreement contains the agreement of the Trust to nominate the nominees of the Principal Unitholders and the agreement of the Principal Unitholders to vote for the Trustees and directors nominated by the Trust and New Fording. The right of any Principal Unitholder to nominate a person as a Trustee or director is lost if the Principal Unitholder fails to vote for the slate so nominated.

Mr. Michael Grandin has been appointed as the Chairman and Chief Executive Officer of the Trust. Thereafter, the Chairman and Chief Executive Officer will be selected by the Trustees from among the Independent Trustees. Any proposed officer of the Trust who is also a director, officer or employee of Teck or any of its affiliates, or the Partnership, must be approved by the Independent Trustees.

The powers of the Trustees are subject to specific limitations contained in the Declaration of Trust (including restrictions on investments by the Trust in order to comply with applicable income tax rules, the ability to vote the New Fording Common Shares held by the Trust and the ability to terminate the Trust), and otherwise the Trustees have full, absolute and exclusive, power, control and authority over the assets and affairs of the Trust.

Administrative Services Agreement

In connection with the Arrangement, the Partnership and the Trust entered into an Administrative Services Agreement. The purpose of this agreement is to set out the terms on which the Partnership will assist the Trustees and officers of the Trust in its administration. Pursuant to the agreement, the Partnership has agreed to supply officers of the Partnership to serve as officers of the Trust under the direction of the Chief Executive Officer and the Trustees so as to allow the Trust to function effectively. The Partnership has also agreed to provide such administrative support services to the Trust as may be reasonably requested by the Chief Executive Officer of the Trust. The Partnership is compensated for providing such services on a cost recovery basis, including a reasonable allocation of the employment costs of the persons providing administrative services to the Trust and a reasonable allocation of overhead. However, the Partnership is not entitled to recover the employment costs of individuals provided to the Trust to serve as its officers unless such officers are required to devote a significant amount of time to the management of the Trust.

The Administrative Services Agreement may be terminated by the Trust on 90 days’ prior written notice or by either party in certain circumstances such as insolvency or material breach. On termination, the Partnership is entitled to reimbursement for any severance costs in connection with the termination of persons whose principal duties involved providing services to the Trust, and to reimbursement of reasonable costs attributable to the termination, but otherwise no termination fees are payable.

Unitholder Rights Plan

As part of the Arrangement, the Trust adopted a unitholder rights plan (the “Unitholder Rights Plan”). The purpose of the Unitholder Rights Plan is to provide Unitholders with sufficient time to assess a take-over bid for the Trust, if such bid were to be made, and to provide the Trustees with the opportunity to explore and develop alternatives that are in the best interest of the Trust and the Unitholders.

The Unitholder Rights Plan is intended to encourage a potential acquiror to proceed either by way of a “Permitted Bid” (defined below) or with the concurrence of the Trustees.

A “Permitted Bid” is a bid which: (i) has been made by way of a take-over bid circular; (ii) has been made to all Unitholders; (iii) is outstanding for a minimum of 50 days; (iv) provides that no Units deposited to such bid will be taken up and paid for (1) prior to the day which is 50 days following the date of the take-over bid, and (2) unless on that date, more than 50% of the outstanding Units held by “Independent Unitholders” (generally, Unitholders who are unrelated to the bidder) have been deposited and not withdrawn; and (v) provides that if more than 50% of the Units held by Independent Unitholders are tendered to the bid and not withdrawn within the 50-day period, the bidder must make a public announcement to that effect and allow for the tendering of outstanding Units for an additional ten-day period.

Under the Unitholder Rights Plan, on the Effective Date, one right was issued in respect of each Unit issued under the Arrangement (a “Right”). The Rights will separate from the Units after a person has acquired, or commenced a take-over bid to acquire, beneficial ownership of 20% or more of the Units (a “Flip-in Event”). Ten trading days after the occurrence of a Flip-in Event, each Right, other than a Right held by the person that initiated the Flip-in Event or any other person acting jointly or in concert with such person, will permit the holders of Rights to purchase Units at a 50% discount to their market price. The Rights are not exercisable if an acquisition of Units is made pursuant to a Permitted Bid. The Rights are also not exercisable if such acquisition is made pursuant to a prospectus offering, a private placement or a securities exchange take-over bid involving the issuance of Units that have not been previously distributed.

The Trustees may, prior to a Flip-in Event, waive the application of the Unitholder Rights Plan if the take-over bid is made by way of a take-over bid circular to all holders of Units. Certain exemptions are also provided for investment advisors, trust companies and certain other investment and pension fund managers who acquire 20% or more of the Units, provided that they are not making a take-over bid.

OTPP, as well as any other person who, for purposes of the Unitholder Rights Plan, was deemed to beneficially own 20% or more of the Units outstanding as at the first moment in time after the Arrangement became effective, has been grandfathered under the Unitholder Rights Plan so long as it does not subsequently increase its beneficial ownership of Units by more than 1% of the number of Units outstanding at such time, other than by way of certain permitted transactions specified in the Unitholder Rights Plan.

The Unitholder Rights Plan must be reconfirmed at every third annual meeting of Unitholders following the Arrangement. In any event, the Unitholder Rights Plan will expire on the tenth anniversary of the Arrangement unless it terminates prior to that time due to its failure to be reconfirmed by Unitholders.

New Fording

New Fording is a corporation existing under the CBCA. It is the successor, by winding up, to Old FCL and Old Fording. New Fording’s registered and executive office is located at Suite 1000, 205-9th Avenue SE, Calgary, Alberta T2G 0R4. New Fording is authorized to issue an unlimited number of New Fording Common Shares, an unlimited number of New Fording Preferred Shares and an unlimited number of New Fording Subordinated Notes.

Directors and Officers of New Fording

The articles of New Fording provide that New Fording will have between seven and nine directors. Pursuant to New Fording’s by-laws, the initial number of directors has been set at eight. The number of directors may be reduced in the event that a Principal Unitholder loses its entitlement to nominate a director pursuant to its governance agreement.

No director may be an employee of the Partnership, and a majority of the directors must be Independent Directors. For this purpose, the initial Chairman and Chief Executive Officer is considered to be an Independent Director for his first term in office. Further, until the annual meeting of New Fording to be held in 2004, no more than 50% of the directors may also serve as Trustees, and thereafter a majority of the directors must be persons who do not also serve as Trustees.

The following tables set forth the names of the directors and officers of New Fording as of May 20, 2003 and their principal occupations. Each director has served in that capacity since February 2003. Directors serve until the next annual meeting of the shareholder of New Fording.

Directors

Name	Present Principal Occupation

M.A. Grandin(3)	Chairman and Chief Executive Officer
N.B. Keevil	Chairman of Teck
R. T. Mahler(2)	Executive Vice President and Chief Financial Officer of Finning International Inc.
M. S. Parrett(1)(2)	Independent Consultant
R. Phillips, O.C.(1)	Corporate Director
H.G. Schaefer, F.C.A.(1)(2)	Corporate Director
W.W. Stinson	Chairman of Westshore
D.A. Thompson	Deputy Chairman and Chief Executive Officer of Teck

Notes:

(1)	Member of the Governance Committee.

(2)	Member of the Audit Committee.

(3)	Mr. Grandin was a Director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A reorganization plan for that company received court confirmation later that year.

Officers

Name	Present Principal Occupation with New Fording

G.E. Eberth	Vice President — Marketing
W.J. Foster	Vice President — B.C. Operations
J.G. Gardiner	President
M.A. Grandin	Chairman and Chief Executive Officer
A.R. Hagerman, F.C.A.(1)	Chief Financial Officer
J.F. Jones	Corporate Secretary
K.E. Myers	Treasurer
R.H. Noonan	Vice President — Employee Relations
T. E. Pierce	Controller
J.L. Popowich	Executive Vice President
D.J. Shyluk	Vice President — Projects & Development
J. Somers	Vice President — NYCO Sales

Notes:

(1)	Mr. Hagerman has announced his intention to resign as Chief Financial Officer of New Fording effective May 31, 2003. Mr. Ron Millos has been appointed as Mr. Hagerman’s successor.

It is anticipated that the number of officers of New Fording will be reduced as they become employees of the Partnership. See “Subsequent Events — The Arrrangement — Human Resources — New Fording — Impact of the Arrangement”. See “Biographies of Trustees, Directors and Officers” for a brief biography of each of the directors and officers of New Fording, which includes their municipality of residence and a description of their principal occupation during the last five years.

Committees of Directors

Governance Committee

The Governance Committee of New Fording, comprised solely of Independent Directors, is a standing committee responsible for overseeing and assessing the functioning of the board of directors and for the development, recommendation, implementation and assessment of effective corporate governance principles. The Governance Committee’s responsibilities also include identifying and recommending to the board of directors qualified director candidates for election as directors. In addition, the Governance Committee makes recommendations to the board of directors on matters relating to director and employee remuneration and compensation for New Fording and its subsidiaries, other than the Partnership. The Governance Committee will undertake on behalf of the board of directors such other corporate governance initiatives as may be necessary or desirable to enable the board of directors to provide effective corporate governance for New Fording and contribute to the success of New Fording and enhance its value.

Audit Committee

The Audit Committee of New Fording, comprised solely of Independent Directors, is a standing committee whose role is to assist the board of directors in fulfilling its oversight responsibilities with respect to financial reporting. All members of the Audit Committee must be “financially literate” and at least one member must have accounting or related financial expertise. The Audit Committee is responsible for: (i) overseeing the integrity of New Fording’s financial statements and financial reporting processes, including the audit process and New Fording’s internal accounting controls and procedures, and compliance with related legal and regulatory requirements; (ii) overseeing the qualifications and independence of the external auditors; (iii) overseeing the work of New Fording’s financial management team, internal audit function and external auditors; and (iv) providing an open avenue of communication between the external auditors, the internal auditors, the board of directors, the Trustees and the officers of the Trust, New Fording and the Partnership.

Governance Arrangements

See “Subsequent Events — The Arrangement — The Trust — Formation of the Trust — Governance Arrangements” for a description of the governance agreements entered into by the Trust and New Fording with each Principal Unitholder.

Mr. Michael Grandin has been appointed as the Chairman and Chief Executive Officer of New Fording. Thereafter, the Chairman and Chief Executive Officer will be selected by the directors of New Fording from among the Independent Directors. Any proposed officer of New Fording who is also a director, officer or employee of Teck or any of its affiliates, or the Partnership, must be approved by the Independent Directors.

Administrative and Industrial Minerals Services Agreement

In connection with the Arrangement, the Partnership and New Fording entered into the Administrative and Industrial Minerals Services Agreement. The purpose of this agreement is to set out the terms on which the Partnership will assist the directors and officers of New Fording in its administration and in the administration of the Industrial Minerals Operations.

Pursuant to the agreement, the Partnership has agreed to supply officers of the Partnership to serve as officers of New Fording, under the direction of the Chief Executive Officer and board of directors of New Fording, so as to allow New Fording to operate effectively. The Partnership has also agreed to provide such administrative support services to New Fording as may be reasonably requested by the Chief Executive Officer of New Fording.

Prior to the Arrangement, the Industrial Minerals Operations were operated by Old FCL, with the support of administrative services provided by Old Fording. As a result of the Arrangement, the Industrial Minerals Operations are operated by New Fording. The Partnership has agreed, pursuant to the Administrative and Industrial Minerals Services Agreement, to provide to New Fording in respect of the Industrial Minerals Operations accounting, financial and tax services, information services, geology, engineering and technical services and human resources services.

The Partnership is compensated for providing such services on a cost recovery basis, including a reasonable allocation of employment costs of the persons providing administrative services to New Fording and a reasonable allocation of overhead. However, the Partnership is not entitled to recover the employment costs of individuals provided to New Fording to serve as its officers (other than in connection with the Industrial Minerals Operations), unless such officers are required to devote a significant amount of time to the management of New Fording. To the extent that such officers are engaged in the Industrial Minerals Operations, the Partnership is entitled to recover a portion of the employment costs incurred in connection with such persons.

The agreement may be terminated by New Fording on 90 days’ prior written notice or by either party in certain circumstances such as insolvency or material breach. On termination, the Partnership is entitled to reimbursement for any severance costs in connection with the termination of persons whose principal duties involved providing services to New Fording, and to reimbursement of other reasonable costs attributable to the termination, but otherwise no termination fees are payable.

The Partnership

The Partnership is a general partnership formed under the laws of the Province of Alberta. The Partners of the Partnership are New Fording and Teck and Teck’s affiliates, QCP and TBCI (Teck, QCP and TBCI are referred to collectively as the “Teck Partners”).

The following table sets forth the names of the officers of the Partnership as of February 28, 2003 and their present principal occupations.

Officers

Name	Present Principal Occupation with the Partnership

J.G. Gardiner	President and Chief Executive Officer
A.R. Hagerman, F.C.A.(1)	Chief Financial Officer

Notes:

(1)	Mr. Hagerman has announced his intention to resign as Chief Financial Officer of the Partnership effective May 31, 2003. Mr. Ron Millos has been appointed as Mr. Hagerman’s successor.

See “Biographies of Trustees, Directors and Officers” for a brief biography of each of the officers of the Partnership which includes their municipality of residence and a description of their principal occupation during the last five years.

Summary of Partnership Agreement

The Partnership is operated pursuant to the terms of a partnership agreement among the Partners dated February 28, 2003 (the “Partnership Agreement”). The following is a summary of certain material terms of the Partnership Agreement.

Management of the Partnership

Teck is the managing partner of the Partnership. As managing partner, Teck supervises management of the Partnership, provides strategic direction and assists in the realization of synergies. However, certain significant matters regarding the Partnership must be approved by Partners holding not less than 95% of the outstanding Distribution Entitlements (a “Special Resolution of Partners”), as further described below.

Teck can resign as managing partner on 60 days advance notice to the other Partners. Further, Teck will be deemed to have resigned in certain circumstances (insolvency, reduction in its interest below 20%, wilful default of the Partnership Agreement). In such circumstances, Partners holding a Distribution Entitlement of more than 5% (other than the resigning managing partner if the managing partner was deemed to have resigned due to insolvency or wilful default of the Partnership Agreement) must unanimously select a new managing partner. Pending the selection of a new managing partner, the Partner then holding the largest Distribution Entitlement can designate a temporary managing partner.

The day-to-day operations of the Partnership are undertaken by officers and other management personnel designated by the managing partner. The present management is comprised substantially of the members of the Old FCL management team as it existed immediately prior to the Arrangement.

Annual Budget Approval Process

The annual operation of the Partnership, including budgeting and capital spending, must be set out in a capital and operating plan and budget for each calendar year (the “Operating and Capital Plans”). The Operating and Capital Plans must be presented to the Partners by no later than November 15 of each year for the following calendar year and must be approved by a Special Resolution of the Partners.

Teck, as managing partner, must use its best efforts to ensure that the business of the Partnership is conducted substantially in accordance with Operating and Capital Plans, except in certain extraordinary circumstances. Any material amendment or variation to such plans must also be approved by Special Resolution of Partners.

Special Resolution of Partners Matters

In addition to the approval of the Operating and Capital Plans or any material amendment thereto, a Special Resolution of Partners is required in a variety of other circumstances such as any change in the distribution policy of the Partnership, any proposed merger, arrangement or reorganization of the Partnership, the admission of new Partners (other than wholly-owned subsidiaries or affiliates of existing Partners) or the decision to institute bankruptcy or insolvency proceedings.

Distribution Entitlements

Each Partner is entitled to share in the profits and losses of the Partnership and to participate in the distribution of assets on liquidation or dissolution of the Partnership in proportion to its Distribution Entitlement. Following completion of the Arrangement, the Distribution Entitlements of the Partners were as follows:

Distribution
Partner	Entitlement

New Fording	65.000%
Teck	34.833%
QCP	0.164%
TBCI	0.003%

Total	100.000%

Teck’s Distribution Entitlement can increase by a maximum of 5% (and New Fording’s Distribution Entitlement can proportionally decrease) to the extent that the Partnership realizes certain synergies, without duplication, through the combination of metallurgical coal assets contemplated by the Arrangement referred to as “Incremental Returns”. The amount of Incremental Returns will be determined at the end of each coal year during the four coal years of the Partnership commencing in 2003 (i.e., April 1, 2003 to March 31, 2007). If Incremental Returns are achieved in any such coal year, then Teck’s Distribution Entitlement will increase at the rate of 0.1% for every $1 million of Incremental Return. Any increase in Teck’s Distribution Entitlement will be effective as at the end of the applicable coal year. Teck and New Fording are presently working on a protocol to determine how Incremental Returns will be measured during the applicable periods.

Reporting

The Partnership will report monthly to the Partners with respect to the operational results and financial performance of the Partnership. In addition, on a quarterly basis, Teck, in its capacity as managing partner, will report to the board of directors of New Fording with respect to the operational results and financial performance of the Partnership and such other matters as the board may reasonably request.

The Partnership is also required to provide to each Partner, within 55 days of the end of each calendar year, audited financial statements of the Partnership for the previous calendar year and such other financial information relating to such calendar year as the Partners may request.

Further, the Partnership is required to provide to each of the Partners such information as those Partners may require in order to satisfy their public company reporting obligations. In this regard, the Partnership is required to provide to the Partners a report of any material change in the affairs of the Partnership, quarterly and annual financial statements prepared in accordance with generally accepted accounting principles, management’s discussion and analysis for the relevant period covered by the aforementioned financial statements and such other documents as are customarily required in connection with the preparation and release of quarterly and annual financial information by public issuers in Canada and the United States.

Sale/Assignment of Partnership Interest

A Partner may sell, assign, transfer or dispose of its Partnership interest to a subsidiary or affiliate (a “permitted transferee”); however, any intended sale, assignment, transfer or disposition to other than a permitted transferee is subject to a right of first offer to the other Partners. Notwithstanding the foregoing, the sale by one of the Teck Partners of its Partnership interest, other than to a permitted transferee, will be subject to the consent of the Independent Directors, such consent not to be unreasonably withheld.

Assets of the Partnership

A significant component of the Arrangement was the consolidation in the Partnership of the metallurgical coal assets of each of Old Fording, Teck and the Luscar/CONSOL Joint Ventures. As a result, following completion of the Arrangement, the assets of the Partnership are comprised primarily of the Fording River mine, the Coal Mountain mine, the Greenhills mine, the Elkview mine, the Line Creek mine, the Luscar mine, the undeveloped Cheviot project and an approximately 46.4% interest in Neptune. The three mines comprising the Mountain Operations (Fording River, Coal Mountain and Greenhills) are described earlier in this document. This section will describe the additional assets contributed to the Partnership as part of the Arrangement.

Teck Contributed Assets

Teck provided to Fording the information set forth below concerning the Teck Contributed Assets. Teck has represented the accuracy of this information to Fording. Fording assumes no responsibility and expressly disclaims any responsibility for the accuracy or completeness of such information, and for any omission on the part of Teck or its affiliates to disclose publicly facts or events that have occurred or may affect the accuracy of any such information.

The Elkview Mine

The Elkview mine has a current annual design capacity of 6 million tonnes of coal with an ability to expand to 7 million tonnes with additional capital expenditures. In 2002, the Elkview mine produced approximately 5.5 million tonnes of coal.

The property comprising the Elkview mine consists of eight coal licenses (which have a 20-year life and are automatically renewable on a yearly basis) and fee simple lands including coal rights and covers a surface area of approximately 23,000 hectares. The Elkview mine operates on a continuous basis, 24 hours a day, 365 days a year, with approximately 690 personnel. The Elkview mine is serviced by two-lane all weather roads. It has been operating on a nearly continuous basis for over 30 years under a mining permit granted under the Mines Act (British Columbia). Remediation and reclamation permits are in place to permit all facets of the mining process. Additional permits will be required in the future in respect of the location of additional dumps and tailings impoundment areas that will have to be built as mining operations proceed.

The mine proper and the associated fee simple lands at the Elkview mine cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometres south of the Town of Fernie, British Columbia. The mineral reserves associated with the Elkview mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

Annual in-fill drilling programs are conducted to confirm and update the geological model used to develop the yearly mine plans.

The coal produced at the Elkview mine is a high quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced and make up roughly 30% of the total production. The Elkview mine uses conventional open pit truck/shovel mining methods and has developed a 40-year mine plan to develop its mineral reserves. The preparation plant, which has capacity of 7 million tonnes of coal, is a conventional coal washing plant using standard technology of cycloning and heavy media flotation.

Elkview Coal Reserves and Resources

Reserves and Resources as at December 31, 2002 have been estimated in accordance with the National Instrument under the supervision of Mr. Carel van Eendenburg, P. Eng., who is a qualified person for purposes of the National Instrument. Mr. van Eendenburg was an employee of Teck at the time that the following Reserve and Resource information was provided to Fording. The estimates of coal Reserves and Resources set forth below incorporate assumptions believed to be reasonable with respect to coal prices, mining dilution, yields and operating costs, and are based upon parameters and methodologies deemed appropriate by Mr. van Eendenburg. Reserves and resources of coal at Elkview are expressed in tonnes of clean coal.

COAL RESERVES
As At December 31, 2002
(millions of tonnes)(1)

						Calorific	Sulphur
					Ownership	Value	Percent
Rank	Proven(3)	Probable(3)	Total(3)	Type of Coal	(%)(2)	kJ/kg(3)	(by wt.)(3)

Bituminous Coal
Elkview	164	92	256	Metallurgical	FS	32,200	0.38%

Notes:

(1)	Bituminous coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations). Bituminous thermal coal Reserves are reported in millions of metric tonnes recoverable (i.e., tonnage remaining after mining losses). Coal Reserves are reported exclusive of third party interests.

(2)	Ownership of the coal Reserves is described as “FS” for fee simple or “L” for leasehold. If the Reserves are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)	Numbers have been rounded.

Had the Elkview Proven and Probable Coal Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument as presented in the above table.

COAL RESOURCES
As At December 31, 2002
(millions of tonnes)(1)

						Calorific	Sulphur
					Ownership	Value	Percent
Rank	Measured(3)	Indicated(3)	Total(3)	Type of Coal	(%)(2)	kJ/kg(3)	(by wt.)(3)

Bituminous Coal
Elkview	30	—	30	Metallurgical	FS	32,200	0.38%

Notes:

(1)	Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties. Reserves are not included in Resources.

(2)	Ownership of the coal Resources is described as “FS” for fee simple or “L” for leasehold. If the Resources are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)	Numbers have been rounded.

Although the terms “Measured Resources” and “Indicated Resources” are recognized by the National Instrument, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “Measured” or “Indicated” will ever be classified as Reserves. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Resources in disclosure documents and the Trust has elected to include such information in this document.

INFERRED COAL RESOURCES
As At December 31, 2002 (millions of tonnes)(1)

Rank	Inferred Resources(2)

Bituminous Coal — Metallurgical
Elkview	1,305

Notes:

(1)	Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties.

(2)	Numbers have been rounded.

Although the term “Inferred Resource” is recognized by the National Instrument, it is not recognized by the United States Securities and Exchange Commission. “Inferred Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors should not assume that all or any part of an “Inferred Resource” exists or will ever be upgraded to a higher category or be economically or legally minable. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Inferred Resources in disclosure documents and the Trust has elected to include such information in this document. In previous documents filed in the United States, Fording has referred to Inferred Resources as “non-reserves”.

The coal Reserves, Resources and Inferred Resources for the Elkview Mine are based upon historical data provided to the Trust by Teck. The Trust has not independently verified this data.

Luscar Contributed Assets

Sherritt and OTPP have caused Luscar to provide to Fording the information set forth below concerning the Luscar Contributed Assets. Sherritt and OTPP have represented the accuracy of this information to Fording. Fording assumes no responsibility and expressly disclaims any responsibility for the accuracy or completeness of such information, and for any omission on the part of Sherritt, OTPP or Luscar or their respective affiliates to disclose publicly facts or events that have occurred or may affect the accuracy of any such information.

Line Creek

The Line Creek mine is located approximately 22 kilometres north of Sparwood, British Columbia, and is adjacent to the Greenhills mine and in close proximity to the Fording River mine. The Line Creek mine is designed to operate 24 hours per day, seven days a week and is serviced by two-lane all weather roads. The Line Creek mine supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and

Pacific Rim electric utilities. Operations at Line Creek commenced in 1981. In 2002, the Line Creek mine produced 2.4 million tonnes of metallurgical coal and 0.5 million tonnes of thermal coal. The mine’s current annual production capacity is 3.8 million tonnes.

The bituminous metallurgical and thermal coal at the Line Creek mine are mined from several seams lying in a syncline. The seams average one to 12 metres in thickness, with the thickest seam reaching 15 metres in several places.

On March 10, 2003 Fording and Teck announced that the Partnership will implement changes to the mining plan for the Line Creek mine to reduce annual production to approximately 2 million tonnes from its previously planned level of 3.5 million tonnes, and that as a consequence the workforce of 544 employees will be reduced by about 50 percent.

Luscar

The Luscar mine is located approximately 42 kilometres south of Hinton, Alberta. The Luscar mine is designed to operate 24 hours per day, seven days a week and is serviced by two-lane all weather roads. It supplies metallurgical coal to a variety of international steel producers. The Luscar mine commenced operations in 1970. In 2002, the Luscar mine produced 2.1 million tonnes of metallurgical coal.

The bituminous metallurgical coal at the Luscar mine is mined from a seam which has an average thickness of 10 to 12 metres, although in some areas folding and faulting has produced sections of coal up to 40 metres thick.

On April 12, 2003 Fording and Teck announced that the Partnership will proceed with the shut down of the Luscar mine due to the depletion of coal reserves at the mine. The Luscar mine is scheduled to close in early 2004. Employee severance costs as well as reclamation obligations for mining activities prior to March 1, 2003 are the responsibility of the Luscar/CONSOL Joint Ventures.

Cheviot Mine Project

The Cheviot mine project is located in northwest Alberta near the Luscar mine.

In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year. This approval contemplated the construction of a processing plant, maintenance and administration facilities, a public access road, railway access and other infrastructure requirements. In April 2001, the Government of Canada announced its acceptance of the recommendation by the joint federal and provincial review panel in favour of the development of Cheviot, which allows the federal government to issue the regulatory authorizations required for the project to proceed. The Government of Alberta recently approved the permit application for the Cheviot haul road.

On April 2, 2003 Fording and Teck announced that the Partnership would not begin development of the Cheviot mine project until additional supply of metallurgical coal is warranted by world coal markets.

Neptune Terminals

The Partnership holds a 46.4% interest in Neptune, the corporation that owns Neptune Terminals. Neptune’s shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune. As of February 28, 2003, the Partnership’s proportionate interest in this guarantee was approximately $20 million and the Trust’s proportionate interest in this guarantee was approximately $13 million.

Neptune Terminals is a multi-product bulk handling port facility located at Vancouver, British Columbia, which is owned by its users. Neptune Terminals has a long-term lease which expires in 2014 with the Vancouver Port Authority and is currently finalizing an extension to this lease. Shippers can access the Neptune Terminals facilities from the Canadian National rail system and, through interconnection, with the Canadian Pacific rail system, both of which are the exclusive rail shippers for coal producers in Alberta and the Elk Valley, respectively.

By agreement among the shareholders of Neptune, rates charged for the handling of coal and other products are based on the actual costs allocated to the handling of each product.

Line Creek, Luscar and Cheviot Reserves and Resources

The coal reserves for the Line Creek mine, the Luscar mine and the Cheviot mine project listed below, are classified as bituminous coal with a heat value that ranges from 26,000 — 33,000 kJ/kg (10,500 to 14,000 BTU/lb). The moisture content of bituminous coal is generally less than 15% by weight.

Coal that is less than 1% sulphur by weight is referred to as low-sulphur coal. On average, all of the coal reserves for the Line Creek mine, the Luscar mine and the Cheviot mine project meets this criterion.

Reserves and Resources for the Line Creek mine, Luscar mine and the Cheviot project as at December 31, 2002 have been estimated in accordance with the National Instrument under the supervision of Mr. Gary Johnston, Professional Geologist, who is a qualified person for purposes of the National Instrument. Mr. Johnston was an employee of Luscar at the time that the following Reserve and Resource information was provided to Fording. The estimates of coal Reserves and Resources set forth below incorporate assumptions believed to be reasonable with respect to coal prices, mining dilution, yields and operating costs, and are based upon parameters and methodologies deemed appropriate by the above-noted person.

COAL RESERVES
As At December 31, 2002
(millions of tonnes)(1)

							Calorific	Sulphur
					Ownership		Value	Percent
Rank	Proven(3)	Probable(3)	Total(3)	Type of Coal	(%)(2)		kJ/kg(3)	(by wt.)(3)

Bituminous Coal
Line Creek	37	—	37	Metallurgical	L		32,200	0.46%
Luscar	1	—	1	Metallurgical	FS/L	4/96	32,700	0.30%
Cheviot	36	26	62	Metallurgical	FS/L	12/88	32,700	0.38%

Total	74	26	100

Bituminous Coal
Line Creek	3	—	3	Thermal	L		26,500	0.35%

Total	3	—	3

Notes:

(1)	Bituminous metallurgical coal Reserves are reported in millions of metric tonnes of clean coal (i.e., tonnage remaining after mining and processing losses but including coal used in plant operations). Bituminous thermal coal Reserves are reported in millions of metric tonnes recoverable (i.e., tonnage remaining after mining losses). Coal reserves are reported exclusive of third party interests.

(2)	Ownership of the coal Reserves is described as “FS” for fee simple or “L” for leasehold. If the Reserves are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)	Numbers have been rounded.

Had the above Proven and Probable coal Reserves been determined in accordance with SEC Guide 7, they would have been the same as those determined in accordance with the National Instrument as presented in the above table.

COAL RESOURCES
As At December 31, 2002
(millions of tonnes)(1)

							Calorific	Sulphur
							Value	Percent
Rank	Measured(3)	Indicated(3)	Total(3)	Type of Coal	Ownership(2)		kJ/kg(3)	(by wt.)(3)

Bituminous Coal
Line Creek	21	154	175	Metallurgical		L	32,200	0.46%
Cheviot	—	4	4	Metallurgical	FS/L	12/88	32,700	0.38%
Luscar	2	3	5	Metallurgical	FS/L	4/96	32,700	0.30%

Total	23	161	184

Bituminous Coal
Line Creek	3	24	27	Thermal		L	26,500	0.35%

Total	3	24	27

Notes:

(1)	Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties. Reserves are not included in Resources.

(2)	Ownership of the coal Resources is described as “FS” for fee simple or “L” for leasehold. If the Resources are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3)	Numbers have been rounded.

Although the terms “Measured Resources” and “Indicated Resources” are recognized by the National Instrument, they are not recognized by the United States Securities and Exchange Commission. Investors should not assume that all or any part of the mineral deposits identified as “Measured” or “Indicated” will ever be classified as Reserves. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Resources in disclosure documents and the Trust has elected to include such information in this document.

INFERRED COAL RESOURCES
As At December 31, 2002 (millions of tonnes)(1)

Rank	Inferred Resources(2)

Bituminous Coal -Metallurgical
Line Creek	110
Bituminous Coal — Thermal
Line Creek	10

Notes:

(1)	Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties.

(2)	Numbers have been rounded.

Although the term “Inferred Resource” is recognized by the National Instrument, it is not recognized by the United States Securities and Exchange Commission. “Inferred Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. Investors should not assume that all or any part of an “Inferred Resource” exists or will ever be upgraded to a higher category or be economically or legally mineable. SEC Guide 7 only permits the quantification of coal deposits in public reports that meet the definition of “Reserves”. However, the National Instrument permits the quantification of Inferred Resources in disclosure documents and the Trust has elected to include such information in this document. In previous documents filed in the United States, Fording has referred to Inferred Resources as “non-reserves”.

The Coal Reserves, Resources and Inferred Resources for the Line Creek, Luscar and Cheviot mines are based upon historical data provided to the Trust by Luscar. The Trust has not independently verified this data.

Human Resources

New Fording

Impact of the Arrangement

Pursuant to the Arrangement, all of the employees (i.e., both executives and the unionized and non-unionized workforce, but excluding Prairie Operations employees) previously employed by Old FCL and Old Fording became employees of New Fording. Pursuant to the terms of a human resources agreement dated February 28, 2003 among New Fording, Teck, the Partnership, the Partnership’s wholly-owned subsidiary, and Elk Valley Coal Corporation (the “Human Resources Agreement”), all of the New Fording employees, other than 12 employees (the “Excluded Employees”) have been seconded to the Partnership. The secondment of the New Fording employees began on February 28, 2003 and is expected to continue until the end of 2003. Although not seconded to the Partnership, the Excluded Employees provide services to the Partnership.

Following completion of the Arrangement, substantially all of the Line Creek mine and Luscar mine employees became employees of New Fording. Pursuant to the Human Resources Agreement, these former Line Creek/Luscar employees have also been seconded to the Partnership on the same terms as described above. The Line Creek mine and the Luscar mine are unionized operations and collectively employ approximately 800 employees. The Line Creek collective agreement expires on May 31, 2005 and the Luscar collective agreement expires on June 30, 2007. On April 2, 2003, Fording and Teck announced that the Partnership will close the Luscar mine by April 2004. The 290 employees at the Luscar operation will be phased out as mining is completed. Initial reductions affecting 190 employees began in May 2003.

New Fording is reimbursed by the Partnership for all of the employment costs of the employees that have been seconded to the Partnership pursuant to the terms of the Human Resources Agreement. The Partnership is also responsible for reimbursing New Fording for the employment costs of the Excluded Employees plus 5% of the base salary of the Excluded Employees.

Substantially all of the New Fording employees will become employees of the Partnership or a subsidiary of the Partnership at the end of their current period of secondment.

Current New Fording Employment Practices

As set forth above, upon completion of the Arrangement, New Fording became the employer of all of the former employees of Old Fording and Old FCL (other than the Prairie Operations’ work force), as well as the substantial majority of the Line Creek and Luscar employees. New Fording is bound, as successor employer, by the terms of the collective agreements that cover the unionized employees of Old Fording and Luscar. New Fording provides non-union employees with comprehensive wage and benefit coverages which are competitive relative to their industry and geographic locations.

Substantially all of New Fording’s employees participate in either a defined benefit pension plan or a defined contribution pension plan. In addition, New Fording sponsors a Group RRSP in connection with the employees transferred from the Luscar/CONSOL Joint Ventures.

New Fording executives receive a base salary and will be entitled to participate in both a short term and medium term incentive plan once those plans are finalized. A compensation scheme to replace the value previously provided by Old Fording’s Key Employee Stock Option Plan is also being considered as well as a program to compensate senior management for the early termination of the Old Fording deferred share unit plan that occurred as part of the Arrangement.

Senior management also participate in a registered defined benefit pension plan and an unregistered employer-paid supplemental pension plan that pays pensions in excess of the maximum amounts that the Income Tax Act (Canada) permits registered pension plans to pay.

The compensation policies applicable to New Fording’s employees may be changed from New Fording’s current and planned compensation arrangements either during the period of secondment or once those employees become employees of the Partnership. See “Subsequent Events — The Arrangement — Human Resources — Impact of the Arrangement”. Any changes to the form and content of executive compensation will be determined by the managing partner of the Partnership subject to the general consent of New Fording as part of the approval of the annual operating budget and subject to the terms of the Combination Agreement. In that regard, the Combination Agreement provides that former Fording employees, while employed by New Fording or the Partnership, will be provided with compensation arrangements until the third anniversary of the Effective Date which are, in the opinion of the directors of New Fording who were directors of Old Fording, no less favourable, in the aggregate, than the compensation arrangements that were in place prior to the Arrangement.

Change in Control Agreements

In connection with becoming a public company, Old Fording entered into change in control agreements with certain members of senior management, including the president and vice-presidents. As part of the Arrangement, New Fording assumed all of the obligations under the change in control agreements. The change in control agreements provide for the payment of certain severance benefits if (a) a change in control of New Fording occurs, and (b) within a three-year period following the change in control, the individual’s employment is terminated by New Fording other than for cause, retirement or death, or by the individual for certain reasons defined as “good reason”, such as a change in responsibilities or a reduction in salary or benefits. In such event, the individual will receive a lump sum change in control payment equal to the compensation that would have been earned through the end of either a 24 or 36 month severance period, depending on the individual. In addition to the lump sum severance payment, the change in control agreements provide that the individual is entitled to certain benefits, including payment under New Fording’s compensation plans and continuation of certain insurance plan benefits, for the duration of the severance period. Under these agreements, a “change in control” is defined to include: (i) the acquisition by a person, or by persons acting jointly, of 20% of the outstanding voting shares of New Fording; (ii) New Fording disposing of all or substantially all of its assets; or (iii) the board of directors of New Fording determining that a change in control has occurred.

The Arrangement constituted a change in control for the purposes of the agreements summarized above. In addition, the contribution of the Fording Contributed Assets to the Partnership in connection with the Arrangement constitutes “good reason” for the purposes of these agreements. Accordingly, an individual party to one of the change in control agreements would be entitled to the severance benefits discussed in the preceding paragraph if they chose to exercise such rights.

Pursuant to the terms of the Human Resources Agreement, the Partnership is required to reimburse New Fording for any change in control costs it may incur. In addition, the Partnership is required to reimburse New Fording for all of the costs of administering the change in control agreements and obtaining letters of credit to secure the obligations under the change in control agreements. The Partnership or a corporation wholly-owned by the Partnership is required to assume the change in control agreements in respect of all New Fording employees with change in control agreements who are employed by the Partnership at the end of their current period of secondment.

The Partnership

In connection with the Arrangement, the Partnership acquired from Teck all of the issued and outstanding shares of Elkview Coal Corporation (“ECC”), which employs the Elkview mine employees. The Elkview mine is unionized and employs approximately 700 employees. The collective agreement expires on October 31, 2005. The majority of the ECC workforce is unionized and are, therefore, provided with wages and benefits in accordance with the applicable collective agreement. Non-union ECC employees are provided with comprehensive wage and benefit coverages which are competitive relative to their industry and geographic location. Substantially all of ECC unionized employees participate in a defined contribution pension plan. The non-unionized employees participate in a defined contribution pension plan.

Prairie Operations

The employees of the Prairie Operations became part of the Luscar organization on the sale of the Prairies Operations by Old Fording and the Fording Group has no further obligations with respect to such employees.

The Trust

The Trust does not employ any employees directly other than its officers. Pursuant to the terms of the Administrative Services Agreement, the Partnership has agreed to supply officers of the Partnership to serve as officers of the Trust for which the Partnership is compensated on a cost recovery basis, including a reasonable allocation of employment costs of personnel relating to the provision of administrative services to the Trust and a reasonable allocation of overhead. See “Subsequent Events — The Arrangement — The Trust — Administrative Services Agreements”.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary Selected Historical Financial Information

The following table contains selected consolidated financial information for Fording for the periods indicated.

As at December 31	2002	2001	2000

Statement of Income Data
Revenues:
Mountain Operations	$767.8	$872.6	$755.9
Prairie Operations	66.9	80.2	84.7
Industrial Minerals Operations	47.5	47.6	55.5

Total revenue	$882.2	$1000.4	$896.1

Income from operations	$146.0	$176.4	$85.5
Net income (loss)(1)	$(70.9)	$94.6	$34.6
Basic (loss) earnings per share	$(1.38)	$1.80	$.066

Diluted (loss) earnings per share	$(1.38)	$1.80	$0.66

Cash Flow Statement Data
Net cash provided by (used in):
Operating activities	$140.3	$158.5	$137.5
Investing activities	$(50.7)	$(58.5)	$(37.3)
Financing activities	$(54.8)	$(68.6)	$(110.0)

Balance Sheet Data
Current assets	$254.5	$221.7	$183.0
Current liabilities	92.8	81.1	83.3

Working capital	$161.7	$140.6	$99.7

Total assets	$909.4	$1040.3	$994.7

Capitalization
Total debt	$143.1	$131.9	$154.4
Shareholders’ equity	448.7	588.2	525.5

Total capitalization	$591.8	$720.1	$679.9

(1)	Following completion of the most recent fiscal year, Old Fording updated its assessment of the recoverability of its investment in assets related to the Pilares operation. Projections of undiscounted future net cash flows generated by these assets were less than their carrying values and as a result, Old Fording wrote down these assets by $140 million in 2002.

DISTRIBUTION POLICIES

The Trust

It is the policy of the Trust to distribute the Trust Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month. To the extent that distributions do not exceed the taxable income of the Trust, a distribution equal to the excess of taxable income over prior distributions in the year will be payable to Unitholders of record on December 31st of each year. In the event that the Trustees of the Trust determine that the Trust does not have sufficient available cash to make the full amount of any distribution, the payment of such distribution may be made in Units.

Unitholders will receive special distributions totalling $70 million, payable in two instalments, in addition to the regular distributions of the Trust. Unitholders of record at the end of the first quarter of 2003 received the first installment of the special distribution in the amount of $0.74 per Unit on April 15, 2003. The second instalment of the special distribution will be paid to Unitholders of record at the end of the second quarter of 2003 and will be approximately $0.74 per Unit.

New Fording

New Fording distributes its available cash to the Trust, subject to compliance with legal and contractual obligations, by way of interest on the subordinated notes, redemptions of New Fording Preferred Shares, dividends or other distributions on its shares and principal repayments on the subordinated notes. Available cash is determined after provision for cash reserves which includes the proportionate share of cash reserves at the Partnership level.

The Partnership

The Partnership makes monthly distributions of Partnership Distributable Cash to the Partners in proportion to their respective Distribution Entitlements. The Partnership’s distribution policy cannot be changed unless approved by Special Resolution of Partners.

Distribution/Dividend History

On March 18, 2003 the Trust declared its first quarterly distribution of $1.00 per Unit, inclusive of the first instalment of the special distribution in the amount $0.74 per Unit announced as part of the Arrangement, which was paid on April 15, 2003.

The following dividends were paid by Old Fording on a per Common Share basis in 2001 and 2002:

December 17, 2001	$0.125
March 15, 2002	$0.125
June 17, 2002	$0.125
September 16, 2002	$0.150
December 16, 2002	$0.150

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 is included in Fording’s 2002 Annual Report and is incorporated by reference into this annual information form.

MARKETS FOR SECURITIES

The Units are listed and posted for trading on the TSX under the symbol “FDG.UN” and the NYSE under the symbol “FDG”.

BIOGRAPHIES OF TRUSTEES, DIRECTORS AND OFFICERS

The following is a brief biography of each of the trustees, directors and officers of the Trust, New Fording and the Partnership, including their municipality of residence and a description of their principal occupation during the last five years. As a group, the individuals listed below (excluding R. Millos) owned directly or indirectly, or exercised control or direction over 31,243 Units as at February 28, 2003 representing less than 1% of the outstanding Units.

L.I. Barber, C.C. (Trustee)
(Regina Beach, Saskatchewan)

Dr. Lloyd Barber is currently President Emeritus of the University of Regina, a position he has held since 1990. From 1976 to 1990, Dr. Barber was President of the University of Regina. Dr. Barber is a Director of Teck Cominco Limited, the Bank of Nova Scotia, CanWest Global Communications Corp., Molson Inc. and Greystone Capital Management. Dr. Barber is a Companion of the Order of Canada.

G.E. Eberth (Officer)
(Calgary, Alberta)

Gordon Eberth is currently Vice President of Marketing of New Fording, the same position he held with Old Fording since October 2001. Prior to assuming this position, he was Director of Marketing of a predecessor of Old Fording from 1996 to 2001 and Manager of Marketing of the European/Mediterranean area from 1991 to 1996. Mr. Eberth spent the previous ten years with Canadian Pacific Railway Limited in various marketing positions across Canada. He graduated with a Bachelor of Arts cum laude from Concordia University. Mr. Eberth has more than 12 years of service with the Fording Group and its predecessors.

W.J. Foster (Officer)
(Elkford, British Columbia)

William Foster is currently Vice President of British Columbia Operations of New Fording, the same position that he held with Old Fording since 2001. Prior to assuming the position of Vice President, he was General Manager of Fording River Operations of a predecessor of Old Fording from 1991 to 2001. Mr. Foster holds a Bachelor of Science from Memorial University and a Bachelor of Engineering from the Technical University of Nova Scotia. He is the past Chairman of the Mining Association of British Columbia and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Association of Professional Engineers and Geoscientists of the Province of British Columbia. He is also a member of the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Foster has more than 15 years of service with the Fording Group and its predecessors.

J.G. Gardiner (Officer)
(Calgary, Alberta)

Jim Gardiner is currently the President of both the Trust and New Fording, and is also the President and Chief Executive Officer of the Partnership. From 1993 to 2003, he was President and Chief Executive Officer of Old Fording and its predecessor. He is the past Chairman of the Coal Industry Advisory Board of the International Energy Agency, a past member the Sectoral Advisory Group on International Trade (SAGIT), Energy, Chemical and Plastics Division, the past Chairman of the Coal Association of Canada and past Deputy Chairman of the World Coal Institute. Mr. Gardiner holds a Bachelor of Science in Civil Engineering from the University of Saskatchewan. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Institute of Mining, Metallurgy and Petroleum and the Canadian Council of Chief Executives. Mr. Gardiner has over 31 years of service with the Fording Group and its predecessors, and served as a Director of Old Fording and its predecessor from 1990 to 2003.

M.A. Grandin (Trustee, director and
officer) (Calgary, Alberta)

Michael Grandin is currently the Chairman and Chief Executive Officer of the Trust and New Fording. From October 2001 to April 2002, Mr. Grandin was President of PanCanadian Energy Corporation. From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He was Vice Chairman and a Director of Midland Walwyn Capital Inc. from 1996 to 1998. He is a Director of Encana Corporation which was formed through the merger of PanCanadian Energy Corporation and Alberta Energy Company Ltd. in 2002. He is also a Director of IPSCO Inc., Enerflex Systems Ltd., Pengrowth Corporation and BNS Split Corp. Mr. Grandin was a Director of Old Fording from October 2001 through to the effective date of the Arrangement.

A.R. Hagerman, F.C.A. (Officer)
(Calgary, Alberta)

Allen Hagerman is currently the Chief Financial Officer of the Trust, New Fording and the Partnership. From 2001 through to the effective date of the Arrangement, he served as Vice President and Chief Financial Officer of Old Fording. Mr. Hagerman was Vice President, Finance and Accounting of a predecessor of Old Fording from 1996 to 2001. Mr. Hagerman holds a Masters of Business Administration from Harvard University, a Bachelor of Commerce from the University of Alberta, and is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants. He is a member of the Investment Committee of the University of Calgary and a member of the Pension Committee and the Audit and Finance Committee of the Calgary Exhibition and Stampede. He is past Chairman of the Alberta Children’s Hospital Foundation and a Director of TransCanada Power, L.P. Mr. Hagerman has been with the Fording Group and its predecessors for more than seven years. Mr. Hagerman has announced that he will be resigning as Chief Financial Officer of each of the Trust, New Fording and the Partnership effective May 31, 2003.

J.F. Jones (Officer)
(Calgary, Alberta)

Jim Jones is currently the Secretary of the Trust and the Corporate Secretary of New Fording. From 2001 through to the effective date of the Arrangement, Mr. Jones served as Corporate Secretary of Old Fording. Prior to assuming the position of Corporate Secretary, he was Manager, Employee Relations and Regulatory Affairs of a predecessor of Old Fording from 1993 to 2001. He is a graduate of the University of Saskatchewan and has a law degree from the University of Victoria. He is a member of the Law Society of British Columbia and the Canadian Bar Association. He is also a Director of the Calgary Society of Christian Education. Mr. Jones has more than 16 years of service with the Fording Group and its predecessors.

N.B. Keevil (Director)
(West Vancouver, British Columbia)

Dr. Norman Keevil is currently Chairman of the Board of Teck, a position he has held since 2001. From 1981 to 2001, he was President and Chief Executive Officer of Teck Corporation, also serving as its Chairman from 1989 to 1994. Dr. Keevil is a Director of Aur Resources Inc. and the Mining Association of Canada. He holds an honorary Doctor of Laws from the University of British Columbia and was The Northern Miner Mining Man of the Year in 1979. Among other honours, Dr. Keevil received a Distinguished Service Award from the Prospectors & Developers Association in 1990, and received the Selwyn G. Blaylock Medal for 1991 from the Canadian Institute of Mining and Metallurgy.

R. T. Mahler (Director)
(Vancouver, British Columbia)

Richard Mahler is currently the Executive Vice President and Chief Financial Officer of Finning International Inc. (“Finning”), a position he has held since 1990. Finning is the world’s largest Caterpillar dealer which sells, rents, finances and provides customer support services for Caterpillar and complementary equipment in Western Canada, the United Kingdom, Chile, Argentina, Uruguay, and Bolivia. From 1981 to 1990, Mr. Mahler served as Vice President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking, and storage systems and services. From 1968 to 1980, he held various senior financial management positions with Ford Motor Company of Canada. Mr. Mahler is a Director of Selkirk Financial Technologies, and is Vice-Chair of the Vancouver Board of Trade. He is also a Director of VGH/UBC Hospital Foundation and a Director of the National Ballet School. Mr. Mahler holds a Master of Business Administration from McMaster University and a Bachelor of Science in Mathematics and Computer Science from the University of Waterloo. He has been awarded the 2002 Queen’s Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor’s Award for Distinguished Service by Simon Fraser University.

R.A. Millos (Officer)
(Vancouver, British Columbia)

Ronald Millos will assume the position of Chief Financial Officer of each of the Trust, New Fording and the Partnership on May 31, 2003. He is currently Vice President, Corporate Finance of Teck, a position he has held since September 2001. From February to August 2001, he was Vice President and Chief Financial Officer of Cominco Ltd., and from June 1998 to January 2001 was the Comptroller of Cominco Ltd. Prior to joining Cominco Ltd., Mr. Millos was the Assistant Controller of Teck Corporation. Mr. Millos holds a Bachelor of Commerce from the University of British Columbia and is a member of both the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.

K.E. Myers (Officer)
(Calgary, Alberta)

Ken Myers is currently the Treasurer of both the Trust and New Fording. Mr. Myers previously served as Treasurer of Old Fording and its predecessor, a position he held since 1994. He is Chairman of the Economic and Taxation Committee of the Coal Association of Canada and a past Director of the Financial Executives Institute, Calgary Chapter. Mr. Myers is also a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants. Mr. Myers obtained a Bachelor of Commerce (with Distinction) from the Sir George Williams University and also completed the Western Executive Program at the University of Western Ontario. He has more than nine years of service with the Fording Group and its predecessors.

R.H. Noonan (Officer)
(Calgary, Alberta)

Richard Noonan is currently the Vice President of Employee Relations of New Fording, the same position he held with Old Fording since January 2003. From 1993 to 2002, Mr. Noonan served as General Manager, Employee Relations of Old Fording and its predecessors. Mr. Noonan holds the designation of Certified Human Resources Professional and is a member of the Human Resources Institute of Alberta and the Conference Board of Canada Human Resources West Committee. He also serves on the Institutional Advisory Committee for Southern Alberta Institute of Technology. Mr. Noonan has more than 22 years of service with the Fording Group and its predecessors.

M. S. Parrett (Trustee and director)
(Aurora, Ontario)

Michael Parrett is an independent consultant with 20 years experience in the mining industry. From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited. From 1999 to 2000, Mr. Parrett was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited. From 2000 to 2001, Mr. Parrett was President of Rio Algom Limited. Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer in 1989. Mr. Parrett is a chartered accountant and a graduate of York University.

R. Phillips, O.C. (Director)
(Regina, Saskatchewan)

Roger Phillips was the President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company, from 1982 until his retirement at the end of 2001. He is a Director of Canadian Pacific Railway Limited, Imperial Oil Limited, Cleveland-Cliffs Inc., the Toronto-Dominion Bank, the C.D. Howe Institute and Inco Limited. Mr. Phillips is a Senior Member of the Conference Board, Inc., a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Saucière Investments Inc., a private company. Mr. Phillips was appointed an Officer of the Order of Canada in 1999. Mr Phillips was a director of Old Fording from 2001 through to the effective date of the Arrangement.

T.E. Pierce (Officer)
(Calgary, Alberta)

Tom Pierce is currently the Controller of both the Trust and New Fording. Prior to that, Mr. Pierce served as Controller of Old Fording, a position he held since 2002. From 1998 to 2001, Mr. Pierce served as Manager, Accounting of Old Fording and its predecessor. From 1996 to 1998, he served as Controller of Minera NYCO S.A. de C.V. and from 1993 to 1996, as Chief Accountant, Greenhills Operations. Mr. Pierce graduated from Simon Fraser University with a Bachelor of Business Administration and is a member of both the Alberta Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants. He has more than 11 years of service with the Fording Group and its predecessors.

J.L. Popowich (Officer)
(Calgary, Alberta)

Jim Popowich is currently Executive Vice President of both the Trust and New Fording. Mr. Popowich held the same position with Old Fording since 2001. From 1997 to 2001, he served as Vice President, Operations of Old Fording and its predecessor, and from 1990 to 1997 as Vice President, Development and Alberta Operations. He is past Chairman of the Coal Association of Canada and past Chairman of the Alberta Chamber of Resources. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum. He is also a Director of Climate Change Central in Alberta. Mr. Popowich holds both a Masters and Bachelor of Science in Mining Engineering from the University of Saskatchewan. Mr. Popowich has over 35 years of service with the Fording Group and its predecessors and served as a Director of Old Fording from October 2001 through to the effective date of the Arrangement.

H.G. Schaefer, F.C.A. (Trustee and director)
(Calgary, Alberta)

Harry Schaefer is the President of Schaefer & Associates Ltd., a business advisory firm, and he is also a corporate director. He is the Vice Chairman of TransCanada PipeLines Limited, a North American energy company focussed on natural gas transmission and power services, and the Chairman of the Mount Royal College Foundation. He has held these positions since 1998 and 1993, respectively. He served as the Chairman of Crestar Energy Inc. from 1996 to 2000 and as the Chairman of TransAlta Corporation from 1991 to 1996. He is also a Director of Agrium Inc. Mr. Schaefer is a member of the Workers’ Compensation Board of Alberta, Investment Advisory Group. Mr. Schaefer is a former Director of Gulf Canada Resources Limited. Mr. Schaefer was a Director of Old Fording from October 2001 through to the effective date of the Arrangement.

D.J. Shyluk (Officer)
(Calgary, Alberta)

Donald Shyluk is currently Vice President of Projects and Development of New Fording. Mr. Shyluk held the same position with Old Fording since 2001. From 1997 to 2001, Mr. Shyluk served as Vice President of Projects of a predecessor of Old Fording and from 1985 to 1997 as General Manager of Projects. Mr. Shyluk graduated with a Bachelor of Science in Civil Engineering from the University of Saskatchewan. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Institute of Mining, Metallurgy and Petroleum and the Western Electric Power Institute. Mr. Shyluk has more than 36 years of service with the Fording Group and its predecessors.

J.M. Somers (Officer)
(Calgary, Alberta)

John Somers is currently Vice President of the NYCO Sales division of New Fording. Mr. Somers held the same position with Old Fording and its predecessor since 1999. From 1976 to 1997, he held various positions with Kilborn Engineering & Construction, with his most recent position being President of Kilborn Western Inc. From 1997 to 1998, Mr. Somers was the President of SNC-Lavalin Mining Development Corporation. He also serves as a Director of NorSask Forest Products Inc. Mr. Somers has a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan. He has been with the Fording Group and its predecessors for four years.

W.W. Stinson (Trustee and director)
(Toronto, Ontario)

William Stinson is currently the Chairman of Westshore Terminals Income Fund, the Lead Director of Sun Life Financial and a director of Grant Forest Products Ltd. From 1981 to 1985, Mr. Stinson was President of Canadian Pacific Limited (“CPL”), from 1985 to 1991, he was the President and Chief Executive Officer of CPL, and from 1991 to 1996, he was Chairman and Chief Executive Officer of CPL. From 1997 to 2001, Mr. Stinson was the Chairman of the Executive Committee of United Dominion Industries Inc.

D.A. Thompson (Director)
(West Vancouver, British Columbia)

David Thompson is Chief Executive Officer and Deputy Chairman of Teck, a position he has held since July 2001. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd. From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation. Mr. Thompson is a Director of the St. Paul’s Hospital Foundation. He is a graduate of the London School of Economics and the Harvard Business School (Advanced Management Program).

P. Valentine, F.C.A. (Trustee)
(Calgary, Alberta)

Peter Valentine currently holds a joint appointment as Senior Advisor to the President and Chief Executive Officer of the Calgary Health Region and to the Dean of Medicine, University of Calgary, as well as serving as Interim Vice President (Finance and Services) at the University of Calgary. Prior to his present appointment, Mr. Valentine served for seven years as the Auditor General of Alberta. From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large sized organizations, with expertise in the petroleum industry and Canadian securities practice. He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission. Mr. Valentine holds a Bachelor of Commerce (with Distinction) from the University of British Columbia.

R.J. Wright, C.M., Q.C. (Trustee)
(Willowdale, Ontario)

Robert Wright is currently the Deputy Chairman of Teck, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is a Director of the Mutual Fund Dealers Association and the AARC Foundation. He is a Member of the Order of Canada.

J.B. Zaozirny, Q.C. (Trustee)
(Calgary, Alberta)

John Zaozirny is counsel to McCarthy Tétrault LLP, Barristers and Solicitors. He has been with McCarthy Tétrault LLP since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a Director of Acetex Corporation, Alberta Newsprint Company, Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Matrikon Inc., Middlefield Bancorp Limited, Pengrowth Corporation, Provident Energy Ltd., Ravenwood Resources Inc., Silent Witness Enterprises Ltd. and UMA Group Ltd. He is a Governor of the Business Council of British Columbia. He is a member of the Law Societies of Alberta and British Columbia. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. Mr. Zaozirny was a Director of Old Fording from 2001 through to the effective date of the Arrangement and also served as a Director of the predecessor to Old Fording commencing in 1986.

ADDITIONAL INFORMATION

Additional information in respect of Old Fording, including remuneration of and indebtedness of its directors and officers, the principal holders of its securities, options to purchase its securities, and the interests of insiders in material transactions, is contained in Old Fording’s Management Information Circular and Proxy Statement dated February 12, 2002, which was prepared for the last annual meeting of shareholders of Old Fording at which directors were elected. Additional financial information in respect of Old Fording is provided in its audited financial statements for the year ended December 31, 2002, which are contained in Fording’s 2002 Annual Report

The Trust will provide to any person, upon written request to the Secretary of the Trust:

(1)	when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(a)	one copy of the current annual information form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b)	one copy of the comparative consolidated financial statements of the Trust for its most recently completed financial year together with the accompanying report of the auditors and one copy of quarterly interim consolidated financial statements of the Trust issued subsequent to the issuance of the consolidated financial statements for its most recently completed financial year;

(c)	one copy of the Trust’s Management Information Circular and proxy statement in respect of its most recent annual meeting of Unitholders (if any); and

(d)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (a) to (c) above; or

(2)	at any other time, one copy of any other documents referred to in (1) (a), (b) and (c) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Trust.

Requests for additional information should be directed to:

Secretary
Fording Canadian Coal Trust
Suite 1000, 205 – 9th Avenue SE
Calgary, Alberta
T2G 0R4

APPENDIX A
DEFINITIONS FOR RESERVES AND RESOURCES

Introduction

Fording Canadian Coal Trust is a reporting issuer in Canada and is subject to Canadian securities laws. These laws require that mineral deposits be reported in accordance with the National Instrument. The National Instrument specifies the terms to be used in describing certain types of mineral deposits and the work required to be undertaken before certain of such terms may be used. Units of the Trust are listed on the New York Stock Exchange and therefore the Trust is also subject to the jurisdiction of the Securities and Exchange Commission. The terms and standards required by the National Instrument are in some respects different from the reporting requirements of SEC Guide 7, and as a result, the Trust has endeavoured to comply with both standards.

The National Instrument specifies different standards for coal as opposed to other types of minerals. When calculating and reporting coal deposits, the National Instrument requires the use of relevant Canadian standards and definitions (the Geological Survey of Canada Paper 88-21, “A Standardized Coal Resource/Reserve Reporting System for Canada” (the “GSC Standards”) and the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted August 20, 2000 (the “CIM Standards”)). When calculating and reporting other mineral deposits, the National Instrument requires that the standards and definitions of the CIM Standards be used. SEC Guide 7 does not distinguish between coal and other types of minerals but does specify that only reserves may be reported.

Part One — Canadian Standards for Coal — the GSC Standards

Coal deposits are estimated in accordance with the GSC Standards and the CIM Standards and reported as either a “Reserve” or a “Resource”.

The distinction between a Reserve and a Resource is that Reserves have been demonstrated by a feasibility study to be economically recoverable whereas Resources have not.

In accordance with the National Instrument, Coal Reserves are further classified as “Proven” or “Probable” and Coal Resources are further classified as “Measured”, “Indicated” or “Inferred”. These further classifications reflect varying degrees of certainty that the coal being described exists in the quantities reported. A geologist determines the certainty of existence by conducting geologic sampling. Generally, as more sampling is conducted, the degree of certainty improves. However, a more complex geologic formation requires more sampling than a less complex formation for the same level of certainty to be achieved. The additional sampling may result in increases or decreases in the quantity of coal.

Coal Reserve versus a Coal Resource

A Coal Resource is a quantity of coal which has reasonable prospects for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining. Accordingly, a Coal Resource (unlike a Coal Reserve) does not have demonstrated economic viability and may not be currently economically viable. Coal Resources are upgraded to Coal Reserves after a feasibility study shows that the Coal Resource is economically mineable and there are no known legal impediments to mining the coal. Feasibility studies are conducted assuming current technological and economic conditions. The Trust reports its Coal Resources exclusive of Coal Reserves.

Proven and Probable

Proven Coal Reserves are coal quantities which are geologically established to the highest degree of confidence. The Trust’s estimation of Proven Coal Reserves is equivalent to the GSC Standards’ term for “Measured Reserves”.

Probable Coal Reserves are coal quantities which are geologically established to a moderate to high degree of confidence. There is some need for further planning before the economics of Probable Coal Reserve extraction can be confirmed. The Trust’s estimation of Probable Coal Reserves is equivalent to the GSC Standards’ term for “Indicated Reserves”.

A Proven Coal Reserve is the economically mineable part of the Measured Coal Resource. A Probable Coal Reserve is the economically mineable part of the Indicated Coal Resource and, in some cases, the Measured Coal Resource. Economic recovery is demonstrated by a feasibility study. A feasibility study must include information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Probable Coal Reserve has a lower level of confidence than a Proven Coal Reserve.

Measured and Indicated

Measured Coal Resources consist of coal quantities based on a high level of geological certainty. Indicated Coal Resources consist of coal quantities with a moderate degree of geological certainty, based on less abundant information.

The estimates of Measured and Indicated Coal Resources are based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade continuity.

A Measured Coal Resource is that part of a Coal Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with a high level of confidence.

An Indicated Coal Resource is that part of a Coal Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence.

An Indicated Coal Resource has a higher level of confidence than an Inferred Coal Resource but has a lower level of confidence than a Measured Coal Resource.

Inferred

Inferred Coal Resources consist of coal quantities that have a relatively low level of geological certainty and for which there is insufficient information to allow detailed examination of long-term mining limits and which are therefore not included in estimates of total Resources. Due to the uncertainty attached to Inferred Coal Resources, it cannot be assumed that all or any part of an Inferred Coal Resource will be upgraded to a Measured or Indicated Coal Resource or that it is economically or legally mineable. Accordingly, Inferred Coal Resources are excluded from estimates forming the basis of feasibility or other economic studies and cannot become part of a Reserve without first being upgraded to a Measured or Indicated Resource.

Part Two — CIM Standards for Industrial Minerals and Potash

All mineral Reserves and Resources, other than Coal Reserves and Resources, are estimated and reported as outlined in the CIM Standards.

Under the CIM Standards, the distinction between a “Reserve” and a “Resource” is that Reserves have been demonstrated by a feasibility study to be economically recoverable whereas Resources have not. Accordingly, a Mineral Resource (unlike a Mineral Reserve) does not have demonstrated economic viability and may not currently be economically viable. For the purposes of calculating Reserves for such other minerals, economic viability is determined by reference to current economic conditions in the same way that it is for coal.

Like coal, classifications of Reserves and Resources are classified further according to the degree of certainty of existence. Reserves are classified as Proven and Probable. Resources are categorized as Measured, Indicated and Inferred.

Reserves versus Resources

A Mineral Resource is the occurrence of a mineral in a form, amount and quality that it has a reasonable prospect for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining. Mineral Resources are upgraded to Mineral Reserves after a preliminary feasibility study shows that the Mineral Resource is anticipated to be economically mineable and there are no known legal impediments to mining the mineral.

Proven and Probable

A Proven Mineral Reserve is the economically mineable part of the Measured Mineral Resource demonstrated by at least a preliminary feasibility study. A Probable Mineral Reserve is the economically mineable part of the Indicated Mineral Resource and, in some cases, the Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. A preliminary feasibility study must include information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Measured and Indicated

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with a high level of confidence.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence.

An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The estimates of Measured and Indicated Mineral Resources are based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm geological and grade continuity.

Inferred

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource or that it is economically or legally mineable. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. Accordingly, Inferred Mineral Resources are excluded from estimates forming the basis of feasibility or other economic studies and cannot become part of a Reserve without first being upgraded to a Measured or Indicated Resource.

Part Three — SEC Guide 7 Definitions

Reserve

SEC Guide 7 defines a Reserve as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Proven Reserves

SEC Guide 7 defines a Proven Reserve as a reserve for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Probable Reserves

SEC Guide 7 defines a Probable Reserve as a reserve for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

APPENDIX B
GENERAL DESCRIPTION OF
DECLARATION OF TRUST

This section describes, in general terms, certain important provisions of the Declaration of Trust. This section is not intended to be a detailed summary of all of the terms of the Declaration of Trust and reference is made to the full text of its provisions. A copy of the Declaration of Trust is available to Unitholders upon request.

Activities of the Trust

The activities of the Trust are restricted to:

(a)	investing in such securities as may be approved from time to time by the Trustees, lending funds to New Fording and its affiliates and borrowing funds for any such purpose;

(b)	issuing guarantees of the obligations and indebtedness of any of its directly or indirectly wholly-owned subsidiaries and charging, pledging, hypothecating or granting any security interest mortgage or encumbrance over or with respect to any or all of the Trust’s assets in connection with any such guarantee;

(c)	issuing Units;

(d)	issuing debt securities or borrowing funds (including by means of letters of credit, bank guarantees and bankers’ acceptances);

(e)	purchasing securities pursuant to any issuer bid made by the Trust;

(f)	issuing rights and Units pursuant to any Unitholder rights plan adopted by the Trust; (g) satisfying obligations of the Trust; (h) disposing of any part of the assets of the Trust;

(i)	temporarily holding cash, short-term investments and other investments for the purpose of paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or other securities of the Trust and making distributions to Unitholders; and

(j)	undertaking such other activities as shall be approved by the Trustees from time to time or which are contemplated by the Declaration of Trust provided that such activity does not result in the Trust not being considered either a “unit trust” or a “mutual fund trust” for purposes of the Income Tax Act (Canada) or the Units being considered as “foreign property” for purposes of Part XI of the Income Tax Act (Canada).

To the maximum extent possible, the Trust will make cash distributions to Unitholders out of the interest income or principal repayments received in respect of the New Fording Subordinated Notes, dividends and distributions received on, and amounts, if any, received on redemption or repayment of capital in respect of New Fording Common Shares and New Fording Preferred Shares, after payment of, or reserves for, expenses and satisfaction of any cash redemptions of Units.

Exercise of Voting Rights Attached to New Fording Common Shares

The Declaration of Trust provides that the Trustees shall vote the New Fording Common Shares in favour of the nominees to the New Fording board of directors approved by, or in favour of removal of any director when such removal is approved by, more than 50% of the votes cast at a meeting of Unitholders called for such purpose provided that: (i) none of the nominees is an employee of the Partnership; (ii) a majority of the nominees are Independent Directors; and (iii) a majority of the nominees are not Trustees. In the event that the Unitholders approve nominees such that the election of such nominees would not comply with the foregoing, the Declaration of Trust allows the Trustees to appoint such other persons as Directors as is necessary to result in compliance.

The Declaration of Trust also states that the Trustees shall not authorize:

(a)	any combination, merger, amalgamation or arrangement of the Trust or New Fording, except in conjunction with a reorganization of New Fording or its assets provided that after such reorganization the Trust continues, directly or indirectly, to hold 100% of the economic and voting interests and 100% of the assets and liabilities of New Fording or any successor thereto and for greater certainty, includes a continuance of New Fording into another jurisdiction in Canada where the foregoing conditions apply (an “Internal Reorganization”);

(b)	any disposition of all or substantially all of the assets of the Trust or New Fording, except in conjunction with an Internal Reorganization;

(c)	the disposition of any securities of New Fording held by the Trust, except in conjunction with (i) an Internal Reorganization; or (ii) pursuant to the redemption rights of Unitholders;

(d)	the issuance of any shares in the capital of New Fording, other than to the Trust or another wholly-owned subsidiary of the Trust or except in connection with the satisfaction of the redemption rights in respect of the Units;

(e)	the amendment of the articles of New Fording, except in conjunction with an Internal Reorganization or except if the Independent Trustees determine that there is no prejudice to Unitholders from such amendment;

(f)	the liquidation or dissolution of Fording, except in conjunction with an Internal Reorganization; or

(g)	the voluntary termination, dissolution or winding up of the Trust;

without the authorization of at least 662/3% of the votes cast at a meeting of the Unitholders called for such purpose.

In addition, the Declaration of Trust provides that for a period of five years from the Effective Date and provided that Luscar holds, directly or indirectly from the Effective Date, any Units, the Trustees may not authorize the disposition by the Trust of more than 90% of the New Fording Common Shares except: (i) in conjunction with an Internal Reorganization such that the Trust remains the sole direct or indirect holder of the New Fording Common Shares; or (ii) pursuant to the redemption rights of Unitholders; without the authorization of at least 75% of the votes cast at a meeting of the Unitholders called for such purpose.

Related Party Transaction Approvals

In addition to any other legal requirement, the Declaration of Trust provides that the approval of a majority of the Trustees other than the nominee of the Principal Unitholder in question shall be required with respect to any decision: (i) to enter into any agreement or transaction in which that Principal Unitholder has a material interest or make a material change to any such agreement or transaction; or (ii) relating to a claim by or against or enforcement or waiver of material rights in respect of that Principal Unitholder. In addition, the approval of the Independent Trustees shall be required with respect to any decision to appoint a person who is a director, officer or employee of Teck or its affiliates or the Partnership as an officer of the Trust.

Units

The beneficial interests in the Trust are divided into interests designated as “Units”. An unlimited number of Units may be created and issued pursuant to the Declaration of Trust. Each Unit represents an equal fractional undivided beneficial interest in any distributions from the Trust, and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units are of the same class with equal rights and privileges. Each Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held. Units are currently represented by certificates but the Trustees have the authority to move to a book-based system if such a transition is feasible.

The Units do not represent a traditional investment and should not be viewed by investors as “shares” in either New Fording or the Trust. As holders of Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.

The Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and will not be insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it will not carry on or intend to carry on the business of a trust company.

Unitholder Liability Protection Measures

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs, and in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Unitholder’s share of the Trust’s assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability. The Declaration of Trust will provide that the Trustees and the Trust will make reasonable efforts to include a provision in all contracts signed by or on behalf of the Trust to the effect that such obligation will not be binding upon the Trustees or Unitholders personally. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities.

Notwithstanding the terms of the Declaration of Trust, Unitholders, unlike shareholders of a corporation, do not currently have the benefit of statutory limited liability and may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation.

Issuance of Units

The Declaration of Trust provides that Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. At the option of the Trustees, Units may be issued in satisfaction of any distribution of the Trust to Unitholders on a pro rata basis to the extent the Trust does not have available cash to fund such distributions. The Declaration of Trust also provides that, unless the Trustees determine otherwise, immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution, except where tax was required to be withheld. In this case, each certificate, if any, representing a number of Units prior to the non-cash distribution will be deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Purchase of Units

The Trust may from time to time purchase Units in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases may constitute an “issuer bid” under Canadian provincial securities legislation and if so must be conducted in accordance with the applicable requirements thereof.

Limitations on Non-Resident Unitholders

Certain provisions of the Income Tax Act (Canada) require that the Trust not be established or maintained primarily for the benefit of Non-Residents (“Non-Resident Beneficiaries”). Accordingly, in order to comply with such provisions, the Declaration of Trust contains restrictions on the ownership of Units by Unitholders who are NonResident Beneficiaries or for the benefit of Non-Resident Beneficiaries. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Trustees become aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of more than 49% of the Units then outstanding are, or may be, Non-Resident Beneficiaries or for the benefit of Non-Resident Beneficiaries, or that such a situation is imminent, the Trustees may issue a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-Resident (or, in the discretion of the Trustees, that the person is not a Non-Resident Beneficiary). If, notwithstanding the foregoing, the Trustees determine that more than 49% of the Units (on either a basic or fully diluted basis) are held by or for the benefit of Non-Resident Beneficiaries, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-Residents and do not hold Units for the benefit of Non-Resident Beneficiaries within such period, the Trustees may on behalf of such Unitholders sell such Units and, in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units.

Information and Reports

The Trust will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Income Tax Act (Canada) and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Take-over Bids

The Declaration of Trust contains provisions to the effect that, if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire all of the remaining Units held by Unitholders who did not accept the take-over bid.

Unitholder Dissent Rights

The Declaration of Trust provides Unitholders with dissent rights in connection with:

(a)	a compulsory acquisition of Units;

(b)	any combination, merger, amalgamation or arrangement of the Trust, or sale of all or substantially all of the assets of the Trust; and

(c)	transactions by New Fording in respect of which Unitholders have a right to vote, if such matter is a matter for which such Unitholder would have been granted the right to dissent under section 190 of the CBCA, if such Unitholder was a shareholder of New Fording and not a Unitholder of the Trust.

However, Unitholders shall not have dissent rights if the event which otherwise gave rise to such dissent rights is a transaction in which the Trust directly or indirectly transfers the securities held by the Trust to Unitholders on a proportionate basis.

Redemption Right

Units will be redeemable at any time on demand by the holders thereof in accordance with the terms described below. Upon receipt of the redemption request by the Trust, all rights to and under the Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:

(a)	90% of the “market price” of the Units on the principal market on which the Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the Units are surrendered to the Trust for redemption (the “Redemption Date”); and

(b)	the “closing market price” on the principal market on which the Units are quoted for trading, on the Redemption Date.

For the purposes of this calculation:

“market price” will be an amount equal to the average of the closing price of the Units for each of the trading days for the ten trading days reference period on which there was a closing price on the principal exchange or market on which the Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the “market price” shall be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the “market price” shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day; and

“closing market price” shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day; or the average of the last bid and last ask price of the Units if there was no trading on the date.

The aggregate Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be paid by cheque drawn on a Canadian bank or a trust company in lawful money of Canada, on or before the last day of the calendar month following the month in which the Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; and (iii) the normal trading of the outstanding Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period ending on the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the foregoing limitations, then the Redemption Price for such Units shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of New Fording or the Trust having a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units for which cash is not available. The Trust shall be entitled to all interest or distributions paid or accrued and unpaid on such securities on or before the date of the distribution in specie.

It is anticipated that the redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Securities which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such other securities. Such securities may also be subject to an indefinite “hold period” or other resale restrictions under applicable securities laws. As well, such securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended from time to time if approved by at least 66 2/3% of the votes cast at a meeting of the Unitholders called for such purpose.

The Trustees may, without the approval of the Unitholders, make certain amendments to the Declaration of Trust, including amendments:

(a)	for the purpose of ensuring continuing compliance with applicable laws (including the Income Tax Act (Canada)), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Trust;

(b)	deemed necessary or advisable to ensure that the Trust has not been established nor maintained primarily for the benefit of Non-Residents;

(c)	which, in the opinion of the Trustees, provide additional protection or benefit for the Unitholders;

(d)	to remove any conflicts or inconsistencies in the Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(e)	which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof,

provided that the Trustees may not amend the Declaration of Trust if such amendment would: (i) amend the amending provisions; (ii) amend the Unitholders’ voting rights; (iii) cause the Trust to fail to qualify as a “mutual fund trust” under the Income Tax Act (Canada) or cause the Units to constitute “foreign property” under the Income Tax Act (Canada).